Exhibit 99.1

BELLUS HEALTH INC.

ANNUAL INFORMATION FORM

Fiscal year ended December 31, 2022

March 23, 2023

As used in this annual information form, unless the context otherwise requires, the terms “we”, “us”, “our”, “BELLUS Health” or the “Company” mean or refer to BELLUS Health Inc. and its subsidiaries and its Affiliates (as such term is defined in this annual information form). All currency figures reported in this document are in US dollars, unless otherwise specified.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, targets, expectations, anticipations, estimates or intentions. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, “predict”, “potential”, “could”, “assume”, “project”, “guidance” or the negative of these terms or other similar expressions, although not all forward- looking statements include such words. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this document. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

●	our aim to develop, obtain FDA approval for, and commercialize camlipixant (BLU-5937) for the treatment of refractory chronic cough (“RCC”) and other cough hypersensitization disorders;
●	our aim to complete our CALM Phase 3 clinical trials as designed, including our expectations to release topline results from CALM-1 and CALM-2 in the second half of 2024 and in 2025, respectively;
●	our expectations regarding the timing of our Phase 1 clinical trial investigating a once-daily (“QD”) dosing, extended-release formulation of camlipixant, which was initiated in the fourth quarter of 2022 and is expected to be completed in the second quarter of 2023;
●	our aim to complete additional Phase 1 clinical trials supporting our ongoing Phase 3 clinical program with camlipixant;
●	our aim to further explore the potential of camlipixant for the treatment of other afferent hypersensitization-related conditions;
●	our aim to complete all non-clinical and clinical pharmacology activities with camlipixant necessary to support a new drug application (“NDA”) filing;
●	our expectations with respect to the timing and cost of the research and development activities of camlipixant;
●	our aim to complete the validation of the VitaloJAK for cough frequency measurement in our studied patient population to the satisfaction of relevant regulatory agencies;
●	the function, potential benefits, tolerability profile and clinical activity of our product candidates, including camlipixant, including with respect to the patient population studied, pricing and labeling;
●	our expectations with respect to pre-commercialization activities related to the commercial launch of camlipixant, if approved;
●	our expectations regarding the potential development of a QD dosing regimen of camlipixant utilizing an extended-release formulation;
●	our expectations regarding our ability to arrange for and scale up the manufacturing of camlipixant to reach commercial scale, if approved;
●	our estimates and assessment of the potential markets (including size) for our product candidates;
●	our expectations regarding coverage, reimbursement and pricing and acceptance of our product candidates by the market, if approved, including pricing comparisons with other P2X3 receptor antagonists;

●	our estimates and projections regarding the size of the total addressable global RCC market and associated P2X3 receptor revenue potential;
●	the benefits and risks of our product candidates as compared to others;
●	our aim to obtain regulatory approval to market our product candidates;
●	our expectations with respect to the cost of preclinical and non-clinical studies, clinical trials and potential commercialization of our product candidates, including camlipixant;
●	our expectation of the continued listing of the common shares on the TSX and Nasdaq;
●	our current and future capital requirements and anticipated sources of financing or revenue;
●	our expectations regarding the ongoing COVID-19 pandemic and its impact on our business;
●	our expectation with respect to the cost and availability of raw materials, equipment, labor and transportation;
●	our expectations regarding the protection of our intellectual property and our ability to secure patent term extensions for our intellectual property;
●	our business strategy; and
●	our development and partnership plans and objectives.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.

Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on expectations and estimates and other factors and assumptions that we believe to be reasonable at the time applied but may prove to be incorrect. These include, but are not limited to:

●	the function, potential benefits, effectiveness and safety of camlipixant;
●	the accuracy of our belief that our selective P2X3 receptor antagonist may have an improved tolerability profile compared to the most advanced P2X3 receptor antagonist in development, Merck & Co.’s gefapixant;
●	our progress, timing and costs related to the development, completion and potential commercialization of our product candidate;
●	our estimates and projections regarding our industry;
●	the market acceptance of our product candidate, if approved;
●	the future success of current research and development activities;
●	our achievement of development and commercial milestones, including forecasted preclinical and non-clinical studies and clinical trial milestones within the anticipated timeframe;
●	our reliance on third parties to conduct preclinical and non-clinical studies and clinical trials for camlipixant;
●	the accuracy of the timelines and cost estimates related to our preclinical, non-clinical and clinical programs;
●	the successful development of a QD dosing with extended-release formulation for camlipixant;
●	our ability to achieve intended order of market entry of camlipixant relative to other P2X3 receptor antagonists;
●	the accuracy of our findings of statistically significant interaction between baseline cough frequency and treatment benefit, realization of the intended benefits, acceptability to regulatory agencies and impact of our enrichment strategy;

●	continuing feedback and discussions with the FDA and other regulatory authorities regarding the design of the CALM Phase 3 program;
●	the accuracy of our estimates and projections regarding potential pricing for camlipixant, including parity to other P2X3 receptor antagonists;
●	the accuracy of our estimates and projections regarding the size of the total addressable global RCC market and associated P2X3 receptor revenue potential;
●	the capacity of our primary supply chain to produce the required clinical supplies to support a Phase 3 clinical program in RCC within the anticipated timeframe, and the absence of further global supply chain disruptions with respect to such required clinical supplies, including those that may be caused by the ongoing COVID-19 pandemic;
●	the absence of interruption or delays in the operations of our suppliers of components or raw materials, contract research organizations or other third parties with whom we engage, whether as a result of disruptions caused by the ongoing COVID-19 pandemic or otherwise;
●	the accuracy of our expectations regarding labeling indication for camlipixant in RCC and the potential to expand the use of P2X3 receptor antagonists to all RCC patients;
●	the absence of material deterioration in general business and economic conditions, including the impact on the economy and financial markets of the war in Ukraine, and the ongoing COVID-19 pandemic and other health risks;
●	the effect of macroeconomic conditions, including rising interest rates and inflation, on our business operations;
●	the effectiveness of COVID-19 containment efforts, including the roll-out of vaccination programs, the effectiveness of vaccines against variant strains of COVID-19 (including the Omicron variants) and the gradual recovery of global environment and global economic conditions;
●	the impact of COVID-19 on participant enrollment;
●	the risks of delays and inability to complete clinical trials due to difficulties enrolling participants, including, but not limited to, as a result of the ongoing COVID-19 pandemic;
●	the receipt of regulatory and governmental approvals to continue with research and development projects and timing thereof;
●	the availability of tax credits and financing for research and development projects, and the availability of financing on favorable terms;
●	our expectations regarding our status as a passive foreign investment company;
●	the accuracy of our estimates regarding future financing and capital requirements and expenditures;
●	the achievement of our forecasted cash burn rate;
●	the sufficiency and validity of our intellectual property rights;
●	our ability to secure, maintain and protect our intellectual property rights, and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us;
●	our ability to source and maintain licenses from third-party owners on acceptable terms and conditions;
●	the risk of patent-related litigation;
●	the absence of significant changes in Canadian dollar-U.S. dollar and other foreign exchange rates or significant variability in interest rates;

●	the absence of material changes in market competition and accuracy of our assumptions and projections regarding profile and market dynamic amongst more selective agents;
●	our ability to attract and retain skilled staff;
●	our ability to maintain ongoing relations with employees and business partners, suppliers and other third parties;
●	the accuracy of the market research, third-party industry data and forecasts relied upon by us; and
●	the absence of adverse changes in relevant laws or regulations.

There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. See “Risk Factors” section in this document. Should one or more of the risks, uncertainties or other factors outlined in this document materialize, our objectives, strategies or intentions change, or any of the factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans and targets could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans or targets. All of the forward-looking information in this document is qualified by the cautionary statements herein.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this document, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this document, to conform these statements to actual results or to changes in our expectations.

Unless otherwise noted, all information in this annual information form is presented as at December 31, 2022.

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

The company was incorporated on April 12, 2012 under the Canada Business Corporations Act and is the successor of BELLUS Health Inc., a company incorporated on June 17, 1993 (known as Neurochem Inc. prior to April 15, 2008).

Our outstanding common shares are listed on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Market (“Nasdaq”) under the symbol “BLU”.

Our corporate office is located at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada.

INTERCORPORATE RELATIONSHIPS

As at March 23, 2023, we have two wholly-owned subsidiaries, BELLUS Health Cough Inc., also incorporated under the Canada Business Corporations Act, and BELLUS Health Corp., incorporated under the laws of the State of Delaware.

BUSINESS

OVERVIEW

We are a clinical-stage biopharmaceutical company working to better the  lives of patients suffering from persistent cough, starting with the development of camlipixant (BLU-5937) for the treatment of RCC. It has been 6 decades since the last treatment was approved for cough in the U.S. and currently, there are no approved treatments available in the U.S. for patients suffering from RCC. It is our mission to address this important need and deliver unique therapies that can improve the lives of patients living with cough. Our team of dedicated life science veterans and leading drug development experts is advancing the development of our selective P2X3 receptor antagonist, camlipixant, which is currently being investigated in the CALM Phase 3 clinical program. We are confident in camlipixant’s potential to be an innovative addition in the RCC treatment landscape and provide patients the cough relief they are seeking.

Chronic cough is defined as a cough lasting longer than eight weeks. When the cause of chronic cough cannot be identified or the cough persists despite treatment of any associated underlying condition, the cough is referred to as RCC. RCC is a frequent, yet often under-recognized, medical condition that has significant physical, social, and psychological consequences on one’s quality of life. There are currently no approved treatments for this condition in the United States, European Union or the United Kingdom.

HIGHLIGHTS

2022 and Recent Highlights

Actively advancing the CALM Phase 3 clinical program (CALM-1 and CALM-2 trials) for camlipixant (BLU-5937) in RCC, with patient enrollment ongoing.

●	We have completed a positive End-Of-Phase 2 (“EoP2”) meeting with the U.S. Food and Drug Administration (“FDA”), and received scientific advice on the design of our CALM Phase 3 clinical program from both the European Medicines Agency (“EMA”) and the Medicines and Healthcare products Regulatory Agency (“MHRA”).
●	The CALM Phase 3 clinical program was initiated in the fourth quarter of 2022, with patient enrollment ongoing. The CALM program consists of two pivotal trials, CALM-1 and CALM-2, with the primary endpoint of 24H cough frequency measured at 12- and 24-weeks, respectively, using the VitaloJAK cough monitoring system.
●	We conducted validation work on the VitaloJAK cough monitoring system comparing compressed vs. non-compressed recordings in a cohort of 45 SOOTHE Phase 2b trial participants. The results showed a sensitivity of 98.7%, with no systematic error observed. We submitted a validation protocol and statistical analysis plan to the FDA in the fourth quarter of 2022.
●	Topline results from CALM-1 are expected in the second half of 2024, and topline results from CALM-2 in 2025.

Completed large U.S. physician survey on the RCC market landscape in 2022.

●	Survey included 1,483 U.S. pulmonologists, allergists, ENTs, gastroenterologists and primary care physicians and showed that there are about 8.6 million RCC patients in the United States and 1.8 million RCC patients currently being seen by specialists.

Pursuing development of our P2X3 receptor pipeline.

●	The Phase 1 clinical trial investigating the pharmacokinetics of a once daily, extended-release formulation of camlipixant is ongoing. The study is expected to be completed in the second quarter of 2023.

Presented at the American Academy of Allergy, Asthma & Immunology (“AAAAI”) Annual Meeting, the CHEST Annual Meeting, the European Respiratory Society (“ERS”) International Congress 2022, the Twelfth London International Cough Symposium (“LICS”) and the American Thoracic Society (“ATS”) 2022 International Conference.

●	Clinical data from the Phase 2b SOOTHE trial was presented at the AAAAI Annual Meeting, held in San Antonio, Texas from February 24-27, 2023, the CHEST Annual Meeting, held in Nashville, Tennessee from October 16-19, 2022, the ERS International Congress 2022, held in Barcelona, Spain from September 4-6, 2022, the 12th LICS, held from July 13-14, 2022, and the ATS 2022 International Conference San Francisco, California from May 13-18, 2022.

Presenting on camlipixant’s drug-drug interactions at the American Society of Clinical Pharmacology & Therapeutics (ASCPT) 2023 Annual Meeting, being held in Atlanta, GA.

●	A poster presentation titled “In Vitro, In Silico, and Clinical Investigations of BLU-5937 as Perpetrator of Drug-Drug Interactions” will be presented at the upcoming ASCPT 2023 Annual Meeting on Thursday, March 23, 2023 from 5:00 – 6:30 p.m. ET.

Completed a $176.0 million public offering of common shares in Canada and the United States.

●	In July 2022, we completed a public offering of our common shares resulting in gross proceeds of $176.0 million, including the full exercise of the option to purchase additional shares. The net proceeds from such offering, amounting to $164.4 million, are expected to extend our cash runway to the second half of 2025 and through the topline results of both CALM-1 and CALM-2.

Ended the year with cash, cash equivalents and short-term investments totaling $337.1 million.

2021 Highlights

Announced positive topline results from the Phase 2b SOOTHE clinical trial of camlipixant (BLU-5937) in patients with RCC.

●	In December 2021, we announced that the 50 mg and 200 mg BID doses of camlipixant in our SOOTHE trial for the treatment of RCC achieved statistical significance on the primary endpoint with 34% placebo-adjusted reduction in 24-hour cough frequency observed (p ≤ 0.005) at day 28. Camlipixant was generally well-tolerated, with taste-related adverse events reported by ≤ 6.5% of participants at all doses and similar rates of treatment emergent adverse events (“TEAEs”) reported for placebo and camlipixant. A dose response was observed between the 12.5 mg and 50 mg BID doses. The positive SOOTHE results position camlipixant as a potential best in class product candidate in the P2X3 receptor class based on activity and tolerability data observed to date.
●	In December 2021, we announced that the Phase 2a BLUEPRINT clinical trial evaluating camlipixant in chronic pruritus associated with atopic dermatitis did not meet its primary endpoint. As a result, we did not pursue further development of camlipixant in pruritic conditions.

Completed a $224 million offering in December 2021.

●	In December 2021, we completed an offering of our common shares resulting in gross proceeds, including from the underwriters’ partial exercise of their over-allotment option, of $224 million.

Presented additional RELIEF data at the European Respiratory Society International Congress 2021 (“ERS”).

●	Additional data from the Phase 2a RELIEF trial was presented in an oral presentation at ERS, which was held September 5 through 8 of 2021. The presentation reviewed the improvements seen in cough severity and quality of life after a 16-day treatment period that favored camlipixant.

Presented clinical data at the American Thoracic Society 2021 International Conference (“ATS”)

●	Three abstracts on camlipixant – including a mini symposium presentation – were presented at ATS, which was held on May 14 through 19 of 2021.

Appointed William Mezzanotte, MD, MPH to Board of Directors.

●	In March 2021, we appointed William Mezzanotte, MD, MPH to our Board of Directors. Dr. Mezzanotte brings decades of vast development and commercial experience to our Board, including the development and approval of 30 products across multiple therapeutic areas.

Ended the year with cash, cash equivalents and short-term investments totaling $248.8 million.

2020 Highlights

Initiated the Phase 2b SOOTHE clinical trial of camlipixant (BLU-5937) in patients with RCC in December 2020.

●	We initiated the Phase 2b SOOTHE clinical trial of camlipixant in patients with RCC in December 2020.

Initiated the Phase 2 BLUEPRINT clinical trial of camlipixant in patients with chronic pruritus associated with AD in December 2020

●	We initiated the Phase 2b BLUEPRINT clinical trial of camlipixant in patients with chronic pruritus associated with AD in December 2020.

Announced topline results from the Phase 2 RELIEF clinical trial of camlipixant in patients with RCC in July 2020.

●	The RELIEF trial achieved proof-of-concept in reducing cough frequency in RCC patients including statistically significant and clinically meaningful reductions in two pre-specified sub-group analyses of participants with baseline awake cough frequency of ≥20 coughs/h (80% of trial participants) and ≥32 coughs/h (50% of trial participants).
●	Numerical differences in favor of camlipixant were also observed in the whole study (intention-to-treat) population; however the trial did not meet its primary endpoint in this population.
●	Camlipixant was well tolerated and showed an adverse event profile comparable to placebo. The taste disturbance adverse events were limited to 10% or less, confirming the hypothesis that camlipixant has a favorable adverse event profile compared to the first generation P2X3 receptor antagonist. Additionally, no complete loss of taste was observed at any dose, no severe taste adverse event was reported and no dropouts due to taste disturbance occurred.

Completed a $40.3 million offering in October 2020.

●	In October 2020, we completed an offering of our common shares resulting in gross proceeds to BELLUS Health of $40.3 million.

Acquired full ownership of the intellectual property rights to camlipixant and related P2X3 receptor antagonists in March 2020.

●	In March 2020, we acquired all of the remaining camlipixant and related P2X3 receptor antagonists intellectual property rights from adMare BioInnovations’ NEOMED Institute and now own 100% of camlipixant and related P2X3 receptor antagonists intellectual property with no future payments due.

Appointed Ramzi Benamar as Chief Financial Officer.

●	In December 2020, we appointed Ramzi Benamar to the role of Chief Financial Officer.

OUR STRATEGY

We are working to better the lives of patients suffering from persistent cough, starting with the development of camlipixant (BLU-5937) for the treatment of RCC. Based on the results from our Phase 2b SOOTHE trial, we believe that camlipixant, with its high selectivity for the P2X3 receptor antagonist, is potentially a best-in-class P2X3 receptor antagonist and can significantly improve the quality of life of patients suffering from RCC.

The key elements of our strategy for advancing camlipixant are as follows:

•    Continue to develop camlipixant in RCC. We initiated our Phase 3 CALM program (CALM-1 and CALM-2) in the fourth quarter of 2022. Both CALM-1 and CALM-2 are currently enrolling patients. We expect topline results for CALM-1 in the second half of 2024 and for CALM-2 in 2025. Additionally, we are developing a once daily, extended release formulation of camlipixant.

•    Leverage our proprietary P2X3 receptor antagonist technology platform to pursue other cough hypersensitization-related conditions. In addition to RCC, the mechanism of action of camlipixant may also have broad therapeutic applicability across other cough hypersensitivity indications. The Company is evaluating potential opportunities to study camlipixant in additional indications where cough hypersensitivity plays a significant role.

•   Continue to build our expertise in cough to meet patients’ needs and scale up our organization as we have entered late-stage development and approach potential commercialization. Our goal is to expand our capabilities and expertise, as well as augment our staff in key strategic areas, such as manufacturing/CMC, R&D and commercial in order to deliver camlipixant, if approved, to patients suffering from cough.

•   Maximize the value of camlipixant by maintaining flexibility to develop and commercialize our product independently or through collaborations. We own 100% of the rights of all intellectual property of camlipixant with no future obligations and have a strong U.S. and international patent estate covering camlipixant. This provides us with flexibility in regards to partnerships and business development.

OUR PIPELINE

We are developing camlipixant (BLU-5937), a potent, highly selective, small molecule antagonist of the P2X3 receptor, as an oral therapy to reduce cough frequency and improve quality of life in RCC patients. We are also developing a QD formulation of camlipixant.

In July 2020, we announced topline results from our Phase 2a RELIEF clinical trial of camlipixant that demonstrated proof-of-concept in RCC participants. Numerical differences in favor of camlipixant were observed in the primary endpoint of reduction in cough frequency. Clinically meaningful and statistically significant reductions in cough frequency were observed in two pre-specified sub-groups of participants with baseline awake cough frequency of ≥ 20 coughs/h (80% of trial participants) and ≥ 32 coughs/h (50% of trial participants). The treatment-emergent adverse events (“TEAEs”) profile was comparable to placebo with the exception of the known class effect of taste disturbance.

The Phase 2b trial SOOTHE trial was initiated at the end of 2020, with the first participant dosed in December 2020. In December 2021, we announced that the 50 mg and 200 mg BID doses of camlipixant in our SOOTHE trial for the treatment of RCC achieved statistical significance on the primary endpoint with 34% placebo-adjusted reduction in 24-hour cough frequency observed (p ≤ 0.005) at day 28. Camlipixant was generally well-tolerated at all doses and the TEAEs profile was comparable to placebo with the exception of the known class effect of taste disturbance. A dose response was observed between the 12.5 mg and 50 mg BID doses.

On July 12, 2022, we announced a positive EoP2 meeting with the FDA and the details of the CALM Phase 3 clinical program design for camlipixant. On November 14, 2022, we announced that, subsequent to our EoP2 meeting with the FDA, we had received scientific advice on the design of our CALM Phase 3 clinical program from both EMA and MHRA. We also disclosed that we had initiated our CALM Phase 3 program with patient screening ongoing, and topline results are expected in the second half of 2024 for CALM-1 and in 2025 for CALM-2. Additionally, we announced that we had conducted validation work on the VitaloJAK cough monitoring system comparing compressed vs. non-compressed recordings in a cohort of 45 SOOTHE Phase 2b trial participants. The results demonstrated a sensitivity of 98.7%, with no systematic error observed. We submitted a validation protocol and statistical analysis plan to the FDA in the fourth quarter of 2022. Furthermore, the Phase 1 clinical trial investigating a once daily, extended-release formulation of camlipixant was initiated and is expected to be completed in the second quarter of 2023.  Finally, we completed a large U.S. physician survey on the RCC market landscape including 1,483 U.S. pulmonologists, allergists, ENTs, gastroenterologists and primary care physicians showing that there are about 8.6 million RCC patients in the United States and 1.8 million RCC patients currently being seen by specialists.

Refractory Chronic Cough

Cough is a natural and necessary response to remove irritants, foreign bodies, mucus, and pathogens from the respiratory tract. The cough response is controlled by the nervous system, and when irritants are sensed in the airways by nerve fibers, signals are sent to the brain’s cough center. In turn, the brain sends signals to effector muscles to cue the upper body to cough.  However, inflammatory pathologies can sensitize and activate the neural pathways regulating cough, leading to excessive and nonproductive coughing that serves little protective utility (pathological cough),

Chronic cough is defined as a cough lasting longer than eight weeks. When the cause of chronic cough cannot be identified or the cough persists despite optimal treatment of any associated condition, the condition is referred to as RCC. RCC is a frequent, yet often under-recognized, medical condition that has significant physical, social, and psychological consequences on one’s quality of life. RCC can be triggered by innocuous everyday activities such as talking, laughing, eating, or cold air. Sometimes, RCC may even have no apparent trigger. Patients suffering from this condition also say that they find it difficult to control their own cough; once it starts, it cannot be stopped. Individuals with RCC may face a wide range of secondary symptoms that can vary in frequency and severity. RCC can be disruptive to a person’s life, affecting not only the individual’s physical, psychological, and social wellbeing, but also families and communities.

It is estimated that approximately 26 million adults in the United States suffer from chronic cough of which approximately 9 million patients are identified as having RCC based on company-sponsored market surveys. It is also estimated that approximately 9 million patients suffer from RCC in the United Kingdom, Germany, France, Spain and Italy. Additionally, RCC is highly prevalent in Asia. There are currently no approved treatments for this condition in the United States, European Union or the United Kingdom.

Limitations of Current RCC Therapies

Current treatment options for RCC are limited. Drug-development for this condition has seen minimal advances over the past 60 years, underscoring a substantial unmet medical need. Commonly used cough drugs, such as those incorporating dextromethorphan as their primary active ingredient, may offer limited benefit to chronic cough patients. Benzonatate offer only temporary relief and may cause serious side effects if the capsule is crushed. Off-label treatment options, such as gabapentin and pregabalin, have shown variable impact and may lead to significant central nervous system side effects. The use of opioids, such as low-dose morphine and codeine, have shown some promise, but their use is controversial due to the potential for addiction and other serious side effects such as drowsiness, nausea, constipation, respiratory depression and potential for addiction. Speech therapy has also shown some potential, especially in combination with pharmacotherapy. Nevertheless, such therapy generally requires patient referral to a limited number of specialized cough clinics with highly-trained medical personnel and a significant effort and time commitment by the patient.

Selective P2X3 Receptor Inhibition: A Promising Therapeutic Approach in Chronic Cough

Molecules that inhibit the P2X3 receptor have shown promise in the clinic and are currently in development for RCC. P2X3 receptors are ATP-gated ion channels that belong to a family of purinergic receptors. Members of this family assemble as homotrimeric (three subunits of P2X3) or heterotrimeric (two subunits of P2X3 and one subunit of P2X2 (i.e., P2X2/3)) ion channels and are widely expressed in non-excitatory and excitatory cells, such as afferent neurons. Afferent sensory neurons are the conduit for sensory information and the primary site that may undergo modulation leading to persistently altered sensation, including hypersensitivity. ATP, acting via P2X3 receptors, is believed to be a key mediator of these changes. The ability to inhibit the binding of ATP to the P2X3 receptor is a promising approach for therapeutics to treat disorders driven by neuronal hypersensitivity. ATP signaling via these P2X3 receptors is also necessary for successful transmission of information from taste cells to the sensory neurons that innervate the taste buds. In preclinical studies of double-knock out mice lacking both P2X2 and P2X3 purinoceptors, abolition of taste sensation was observed, whereas single knock-out of either the P2X2 or P2X3 receptor caused only moderate taste disturbance. We, therefore, believe that selective P2X3 receptor antagonists, such as camlipixant, have the potential to mediate aberrant ATP signaling in conditions like chronic cough and other hypersensitization disorders, while limiting or potentially eliminating taste loss and taste alteration observed with gefapixant, a less selective P2X3 receptor antagonist that also inhibits the P2X2/3 receptor.

Role of P2X3 in cough hypersensitivity*

ATP
P2X3
TRPV1-4
TRPA1
EP3R
BR2
NaV 1.7-9
Stimuli
Nerve impulses
Increased signal to cough
Afferent nerve fiber

Camlipixant, Our Highly Selective P2X3 Receptor Antagonist Product Candidate

Camlipixant, a highly selective P2X3 receptor antagonist, is in development for RCC.

The P2X3 receptor, which is implicated in cough reflex, is a rational target for treating chronic cough, and it has been evaluated in multiple clinical trials with different P2X3 receptor antagonists. We believe that camlipixant’s high selectivity for the P2X3 receptor  and the results of our Phase 2b SOOTHE trial position it as a potential best-in-class P2X3 receptor antagonist that could meaningfully improve the quality of lives of patients suffering from RCC.

In our SOOTHE Phase 2b trial for the treatment of RCC, 50 mg and 200 mg BID doses of camlipixant achieved statistical significance on the primary endpoint, with 34% placebo-adjusted reduction in 24-hour cough frequency observed (p ≤ 0.005) at day 28. A dose response was also observed between the 12.5 mg and 50 mg BID doses.

●	Camlipixant is highly selective for the P2X3 homotrimer receptor and has the potential to have minimal taste side effects

We believe that camlipixant, which has been specifically designed to be a highly selective antagonist of the P2X3 receptor, has the potential to significantly alleviate RCC while maintaining taste function. A high incidence of alteration or loss of taste function has been observed in trials of less selective P2X3 receptor antagonists. We believe that the relative lack of effect of camlipixant on taste perception observed in our Phase 2 studies, even at high doses, is due to its higher selectivity for the P2X3 versus P2X2/3 receptors on the taste buds.

Camlipixant’s safety and tolerability data in the Phase 2b SOOTHE trial were consistent with previous trials. Camlipixant was generally well-tolerated with low impact on taste perception. Taste-related side effects were infrequent at all dose levels with taste alteration observed in 4.8%, 6.5% and 4.8% of participants at 12.5 mg, 50 mg and 200 mg BID doses, respectively. No participant reported complete or partial taste loss and there were no discontinuations due to taste-related adverse events. The treatment emergent adverse profile was comparable to placebo. There were no TEAEs reported in the trial.

In the Phase 2a RELIEF trial in participants with RCC receiving camlipixant at doses of 25 mg, 50 mg, 100 mg and 200 mg BID, ~10% participants reported taste disturbance events, compared with ~5% of participants receiving placebo. These taste disturbances were mostly mild in nature, and none resulted in discontinuation from the study. No complete taste loss was reported at any dose.

In a Phase 1 trial, healthy volunteers were given camlipixant at the anticipated therapeutic doses of 50 mg to 200 mg and no subjects reported loss of taste perception. Only one subject out of 40 (2.5%) reported a transient and sporadic taste alteration.

The high selectivity of camlipixant for P2X3 receptors was observed in vitro by inhibiting receptor activity in cloned human P2X3 and P2X2/3 channels expressed in mammalian cells. The camlipixant selectivity ratio was observed to be, on average, greater than 1,500 times in favor of P2X3 receptor as compared to P2X2/3 receptor.

●	Camlipixant is orally bioavailable and has a half-life that supports dosing as an immediate release tablet BID, and may support dosing as an extended-release tablet QD

The safety, tolerability and pharmacokinetic profile of camlipixant was assessed in preclinical studies in which we observed that camlipixant exhibited good oral bioavailability, low predicted clearance in humans, no blood-brain barrier permeability and a favorable tolerability profile. The Phase 1 data demonstrated a favorable pharmacokinetic profile for camlipixant: rapid absorption with maximum plasma concentration achieved within one to two hours post-dose, dose-proportionally plasma concentration increases and a plasma half-life of four to nine hours that supports a BID dosing schedule.

The pharmacokinetic profile from the Phase 1 trial also supported that the drug can be taken without regard to meals, which is convenient for patients and supports compliance. In addition, there was no evidence of significant drug accumulation upon repeated dose administration.

Camlipixant has exhibited favorable physicochemical and pharmacokinetic characteristics, including high solubility and permeability, good oral bioavailability, linear pharmacokinetic profile, and a low predicted therapeutic dose. A Phase 1 clinical trial investigating the pharmacokinetics of a once daily, extended-release formulation of camlipixant has been initiated. The study is expected to be completed in the second quarter of 2023. An exposure-response analysis  will be performed with the selected QD formulation prototypes.

We believe that camlipixant, if approved, may be adopted by physicians as an oral treatment for patients with RCC.

Competitive Landscape

In addition to BELLUS Health, other companies are developing P2X3 receptor antagonist product candidates for the treatment of RCC, including Merck & Co. (“Merck”)  and Shionogi & Co., Ltd (“Shionogi”).  The positive Phase 2b SOOTHE results potentially position camlipixant (BLU-5937) as a best-in-class product candidate in the P2X3 receptor class in terms of activity and tolerability profile, if confirmed in Phase 3 development and approved. Additionally, the greater selectivity observed for our product candidate, camlipixant, may contribute to supporting a favorable clinical and commercial profile.

The table below shows the selectivity, stage of development and dosing regimen of the different P2X3 receptor product candidates currently in development 1:

1. Limited head to head studies have been conducted; data presented is derived from company specific disclosures.

2. Ford et al. (2013) FAS EB J. 27: 887.5-887.5

3. Kai et al. 2020 Abstract presented at: ACS Fall 2020 Virtual & Meeting Exposition; August 17-20, 2020

Merck announced in March of 2020 that the 45 mg BID dose MK-7264 (gefapixant) had reached statistical significance on the primary efficacy endpoint in both the Phase 3 trials, COUGH-1 and COUGH-2 and that the 15 mg BID dose had not achieved statistical significance in either trial. Pursuant to this announcement, in September 2020 at the European Respiratory Society (“ERS”) International conference, Merck presented these results in further detail. The 45 mg BID dose of gefapixant achieved a statistically significant result on its primary endpoint of placebo-adjusted reduction in 24-hour cough frequency (18% in the 12-week COUGH-1 trial and 16% in the 24-week COUGH-2 trial) but showed significant rates of taste disturbance adverse events (58% and 69% in the COUGH-1 and COUGH-2, respectively). In March 2021, Merck announced that the FDA had accepted gefapixant NDA for review. In January 2022, Merck announced that the Japan Ministry of Health, Labor and Welfare granted regulatory approval for gefapixant 45 mg tablets for the treatment of adults with RCC. Additionally, Merck reported that the FDA issued a Complete Response Letter (“CRL”), which included the need for additional analyses associated with “measurement of efficacy”. Merck further clarified in February 2022 that the CRL was not related to the safety of gefapixant, but to an algorithm and underlying methodology used by the audio recording device to assess efficacy. In May 2022, gefapixant was approved in Switzerland. In August 2022, Merck announced that it is performing additional analyses and anticipates submitting this information to the FDA in the first half of 2023 in response to the CRL. Merck also reported that the review period in the EU had been extended pending the receipt of additional information and it plans to submit the information to the EMA in the first half of 2023. Outside of Japan and Switzerland, gefapixant remains an investigational treatment under review by regulatory authorities, such as the EMA.

Shionogi announced topline results of its Phase 2a clinical trial of S-600918 (sivopixant) in participants with RCC at the ERS International Congress in October 2019, which included a placebo-adjusted reduction in 24-hour cough frequency of 32% (p=0.055) and a rate of 6.5% of taste disturbance adverse events. The mean cough per hour frequency at baseline was 56. At the 2020 ERS International Congress, Shionogi reported that it observed an interaction between baseline cough frequency and treatment effect in its Phase 2a clinical trial; this prompted the utilization of a minimal cough frequency threshold as an inclusion criterion in the Phase 2b clinical trial of sivopixant. On September 29, 2021, Shionogi announced that the primary endpoint of placebo adjusted change in 24-hour cough frequency in its Phase 2b clinical trial of sivopixant was not met at any dose in the full analysis set (+13%, -2% and -12% for 50 mg, 150 mg and 300 mg QD, respectively). Post-hoc analysis of participants with a 24-hour cough frequency ≥ 10 or more coughs/h at baseline demonstrated 23% reduction in placebo-adjusted cough frequency for 300 mg QD. Taste related adverse events reported for the 50 mg, 150 mg, 300 mg and placebo groups in the safety analysis population were 2%, 14% and 33% and 2.9%, respectively. In December 2022, the results from the Phase 2b clinical trial of sivopixant were published in Lung. Shionogi indicated then that it was planning to discuss dose selection and Phase 3 clinical trial design at an upcoming EOP-2 meeting with the FDA. In a conference call in January 2022, Shionogi mentioned in its presentation that it was preparing for a Phase 3 clinical trial. On October 12, 2022, Shionogi mentioned in a presentation that “competitor landscape and regulators’ comments on endpoint” will determine whether to conduct Phase 3.

Market Opportunity in Chronic Cough

According to the 2019 National Ambulatory Medical Care Survey, across the U.S. in 2019, cough was the reason for 15 million in-office physician consultations and 4.7 million emergency visits.

We estimate that up to 10% of the adult population in developed countries suffer from chronic cough, including the United States, nations in the European Union and the United Kingdom. This represents approximately 26 million patients with chronic cough in the United States alone.

We estimate that approximately 30% of chronic cough patients, or approximately 9 million patients in the U.S., are uncontrolled or have RCC, which is the expected addressable patient population for camlipixant. It is also estimated that approximately 9 million patients suffer from RCC in the EU5 countries. Additionally, RCC is prevalent in Asia. RCC patients continue to cough despite treatment for potential underlying causes of their cough or have a cough that is unexplained. We estimate that approximately one-third, or approximately 3 million, of these RCC patients in the U.S. have been coughing for over a year, a key inclusion criteria in current RCC clinical trials, including our Phase 2a RELIEF clinical trial and Phase 2b SOOTHE clinical trial of camlipixant. Many patients report that their condition has a marked effect on their quality of life including sleep disruption, fatigue, urinary incontinence, and disruption of social interactions. Currently, there is no pharmacological therapy approved specifically for the treatment of RCC outside of Japan and Switzerland. Available treatment options outside of Japan and Switzerland are limited and may have inadequate benefit and/or significant safety and tolerability issues. We believe that camlipixant, if approved, may be adopted by physicians as an oral cough therapy in patients for whom cough-hypersensitivity is the primary etiology.

In October 2022, we completed large quantitative surveys of 1,483 U.S. pulmonologists, allergists, ENTs, gastroenterologists, and primary care physicians showing that there are about 8.6 million RCC patients in the United States and 1.8 million RCC patients are currently being seen by specialists

CALM Phase 3 Clinical Program

The ongoing CALM Phase 3 clinical program is composed of two pivotal trials, CALM-1 and CALM-2, each evaluating the efficacy, safety and tolerability of camlipixant in approximately 675 adults with RCC. CALM-1 and CALM-2 are placebo-controlled, parallel-arm trials randomized 1:1:1 with treatment arms of 25 mg BID, 50 mg BID and placebo. The primary endpoint of 24H cough frequency will be measured at 12-weeks for CALM-1 and 24-weeks for CALM-2 using the VitaloJAK cough monitoring system in a primary patient population enriched for baseline with 24H cough frequency of ≥ 20 coughs/hour (“coughs/h”). Secondary efficacy endpoints include a Visual Analogue Scale (“CS-VAS”), the Leicester Cough Questionnaire (“LCQ”), Chronic Cough Diary (“CCD”), and reduction in cough frequency in a broader population including the primary enriched population and an extended population with baseline 24H cough frequency < 20 coughs/h. CALM-1 will have a 40-week randomized extension period and an additional 24-week open label extension. CALM-2 will have a 28-week open label extension. Topline data from CALM-1 and CALM-2 are expected in the second half of 2024 and in 2025, respectively. Both trials are expected to include 285 global sites, with approximately 65% of the total in North America and Western Europe, and are currently enrolling patients. The design and analysis of our CALM Phase 3 clinical trials is subject to continuing feedback and interactions with the FDA and other regulatory authorities.

Trial Design of the Ongoing CALM Program

CALM-1
Primary Efficacy Treatment Period
Extension Period
3 weeks
12 weeks
40 weeks
Run In
25 mg BID—n≈225
50 mg BID—n≈225
Placebo BID—n≈225
Blinded Extension
WK 4
WK 8
WK 12
Primary Endpoint
Screening
Randomization
COUGH MEASUREMENT TIME POINTS

CALM-2
Primary Efficacy Treatment Period
3 weeks
24 weeks
Run In
25 mg BID—n≈225
50 mg BID—n≈225
Placebo BID—n≈225
WK 1
WK 4
WK 8
WK 12
WK 16
WK 20
WK 24
Primary Endpoint
Screening
Randomization
COUGH MEASUREMENT TIME POINTS

Phase 2b SOOTHE Clinical Trial

The SOOTHE trial was a multicenter, randomized, double-blind, four-week, parallel-arm, placebo-controlled Phase 2b trial evaluating the efficacy and tolerability of three doses of camlipixant (12.5 mg, 50 mg and 200 mg BID) in 310 participants with RCC. Two hundred and forty-nine (249) participants with a baseline awake cough frequency of ≥ 25 coughs per hour were randomized across four treatment arms (1:1:1:1) evaluating the three active doses and placebo in the main trial. Treatment arms were stratified to balance the number of participants per treatment group with baseline awake cough frequency ≥ 45 coughs per hour across trial arms. The primary efficacy endpoint was the placebo-adjusted change in the 24-hour cough frequency from baseline to day 28 collected with a cough recorder. An exploratory group of an additional 61 participants with a baseline awake cough frequency of ≥ 10 and < 25 coughs per hour were randomized across two arms (1:1) evaluating one active dose (200 mg BID) and placebo to further investigate the effect of camlipixant in participants with lower cough frequency. Phase 2b clinical trial enrolled participants at 116 sites, of which approximately 50% were in the United States. The SOOTHE trial was initiated in December 2020. On December 13, 2021, we announced the positive topline data from the SOOTHE trial. The primary efficacy endpoint was statistically significant with a 34% placebo-adjusted reduction in 24-hour cough frequency observed at 50 mg and 200 mg BID doses.

On September 13, 2021, we announced positive findings from a preplanned administrative interim analysis of the ongoing Phase 2b SOOTHE trial of camlipixant in patients with RCC. Specifically, an independent statistical team reported that the predefined stringent probability threshold for clinical efficacy was met for at least one and up to all three doses of camlipixant tested. In addition, the analysis reported that limited taste-related adverse events were observed, consistent with previous trials of camlipixant, and no serious adverse events were reported. The positive findings from interim analysis of the Phase 2b SOOTHE trial enabled us to accelerate the planning for our CALM Phase 3 program while awaiting the Phase 2b SOOTHE trial final results.

This administrative interim analysis was conducted once approximately 50% of the total planned participants in the main trial completed their 28-day treatment period. Doses were evaluated using predefined efficacy and probability thresholds, with the goal of narrowing down the optimal dose range to confidently prepare for the initiation of the Phase 3 program. The interim analysis was performed for administrative purposes and had no impact on the design or conduct of the SOOTHE trial.

On September 23, 2021, we announced that we had completed participant enrollment in the Phase 2b SOOTHE clinical trial of camlipixant in RCC.

Efficacy Results:

The SOOTHE clinical trial, which enrolled 249 participants with a baseline awake cough frequency of ≥ 25 per hour, demonstrated a clinically meaningful and statistically significant placebo-adjusted reduction in 24-hour cough frequency of 34% at the 50 mg and 200 mg BID dose levels of camlipixant (p ≤ 0.005) at day 28. The 12.5 mg BID dose demonstrated a statistical trend with 21% reduction in placebo-adjusted 24-hour cough frequency (p = 0.098) with a dose response observed between the 12.5 mg and 50 mg BID doses.

SOOTHE Primary Efficacy Endpoint

1. Geometric mean ratio of difference from baseline between camlipixant doses and placebo is estimated by back transformation of the LS mean difference. Percent treatment benefit over placebo in mean cough frequency is defined as 100x ((geom. LS mean Ratio)-1).

The change from baseline in 24-hour cough frequency was 53% at day 28 with 50 mg and 200 mg BID doses.

Relative change from baseline in 24H cough frequency (ITT)
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
-60.0%
Percentage change in 24H cough frequency
Placebo
12.5 mg BID
50 mg BID
200 mg BID
Baseline
Day 15
Day 28
* p ≤ 0.005, two-sided

SOOTHE Secondary Endpoints: Change from Baseline in Key Patient-Reported Outcomes

Patient Reported Outcomes (“PROs”) constituted secondary endpoints and included CS-VAS and LCQ. Even though SOOTHE was not powered to demonstrate statistical significance on the PROs, a clinically meaningful and nominally significant benefit of camlipixant was observed at multiple timepoints in the PROs.

Responder analyses showed that, after 28 days of treatment, ≥ 60% of participants achieved a clinically meaningful ≥ 30% reduction in 24H cough frequency at the two higher doses, with ≥ 44% and ≥ 19% achieving responses of ≥ 50% and ≥ 70% reductions, respectively. Odds ratios numerically favored treatment over placebo for every dose of camlipixant. The 50 and 200 mg treatment groups demonstrated a nominally significant likelihood (p < 0.01) to achieve a clinically meaningful response (≥ 30%) over placebo.

Safety and Tolerability Results:

Camlipixant’s safety and tolerability data from SOOTHE were consistent with previous trials, including the Phase 2a RELIEF trial. Camlipixant was well-tolerated with low impact on taste perception. Taste-related side effects were reported in 4.8%, 6.5% and 4.8% of participants at 12.5 mg, 50 mg and 200 mg doses, respectively. No participant reported complete or partial taste loss and there were no discontinuations due to taste-related adverse events.

The TEAE profile was comparable to placebo except for the known class-related event of taste disturbance. There were no treatment emergent serious adverse events reported in the trial.

Treatment Emergent Adverse Events

†	No TEAE reported with an incidence ≥5% in the exploratory population

* Placebo: worsening of cough; camlipixant 200 mg BID: worsening of cough, dry mouth

Incidence of Taste Disturbance Adverse Events

RELIEF Phase 2a Clinical Trial

The Phase 2a RELIEF clinical trial, for which we announced topline results in July 2020, established proof-of-concept for camlipixant (BLU-5937) in the treatment of RCC participants. Numerical differences in favor of camlipixant were observed in the primary endpoint of reduction in cough frequency. The RELIEF trial did not achieve statistical significance for the primary endpoint of reduction in placebo-adjusted cough frequency at any dose tested in the intent to treat population (n=67); however, pre-specified analysis showed a statistically significant interaction between baseline cough frequency and treatment effect, and prespecified subgroup analyses in participants with baseline awake cough frequency of ≥ 20 coughs/h and ≥ 32 coughs/h (median), revealed statistically significant and clinically meaningful reductions in cough frequency relative to placebo:

●	A statistically significant interaction (p=0.0258) was observed between average awake cough frequency at baseline and treatment effect, linking higher baseline cough frequency with improved treatment benefit.

●	Participants with awake cough frequencies ≥ 20 coughs/h (representing 80% of total trial participants) at baseline saw placebo-adjusted reductions in awake cough frequency of 20% (p=0.001), 18% (p=0.02), 19% (p=0.03) and 27% (p=0.003) at doses of 25 mg, 50 mg, 100 mg and 200 mg BID, respectively.
●	Participants with awake cough frequencies at or above the baseline median of 32 coughs/h at baseline (representing 50% of total trial participants) saw placebo-adjusted reductions in awake cough frequency of 28%, 28%, 30% and 32% (all p < 0.0015) at doses of 25 mg, 50 mg, 100 mg and 200 mg BID, respectively.

Topline results

ALL PARTICIPANTS – INTENT TO TREAT PATIENT POPULATION (N=67)

	PLACEBO-ADJUSTED
	REDUCTION
	IN AWAKE
	COUGH
DOSE	FREQUENCY	P-VALUE
25 mg BID	-11%	p=0.14
50 mg BID	-6%	p=0.46
100 mg BID	-8%	p=0.41
200 mg BID	-17%	p=0.09

PRE-SPECIFIED SUBGROUP — PARTICIPANTS WITH AWAKE COUGH FREQUENCY AT ≥ 20 COUGHS/HOUR (N=54)

	PLACEBO-ADJUSTED
	REDUCTION
	IN AWAKE
	COUGH
DOSE	FREQUENCY	P-VALUE
25 mg BID	-20%	p=0.0010
50 mg BID	-18%	p=0.0186
100 mg BID	-19%	p=0.0320
200 mg BID	-27%	p=0.0026

PRE-SPECIFIED SUBGROUP — PARTICIPANTS WITH AWAKE COUGH FREQUENCY AT OR ABOVE BASELINE MEDIAN (≥ 32.4 COUGHS/HOUR; N=34)

	PLACEBO-ADJUSTED
	REDUCTION
	IN AWAKE
	COUGH
DOSE	FREQUENCY	P-VALUE
25 mg BID	-28%	p=0.0005
50 mg BID	-28%	p=0.0003
100 mg BID	-30%	p=0.0014
200 mg BID	-32%	p=0.0006

Camlipixant was generally well-tolerated and showed an adverse event profile comparable to placebo except for an increased incidence of the known class-related adverse event of taste disturbance.

Incidence of Most Frequent Adverse Events (>5% Incidence)

Taste disturbance adverse events were reported in 10% or less of the participants. Additionally, no complete loss of taste was observed at any dose, no severe taste adverse event was reported and no dropouts due to taste disturbance occurred.

Incidence of Taste Disturbance Adverse Events (Safety Population)*

*Taste disturbances events which started during one period/dose level and continued into another are counted in both. Details of the washout and follow-up periods are included in the total incidence.

**One subject reported both taste alteration and partial taste loss during the same period at all dose levels of camlipixant but is counted only once in the total taste AEs.

RELIEF enrolled participants in 16 sites (8 in the United Kingdom and 8 in the United States) and randomized a total of 68 RCC participants; 67 were included in the intent to treat population. 52 participants completed both treatment periods and 16 participants dropped out in total, including 13 as a result of difficulties with conducting follow-up visits due to the COVID-19 pandemic or early termination of the trial. There were three additional non-drug related discontinuations.

Learnings from Phase 2a RELIEF Data

Based on the RELIEF trial results, we believe cough frequency at baseline is a key indicator of potential treatment benefit, with subgroup analysis of participants having baseline awake cough frequencies ≥ 20 coughs/h and ≥ 32 coughs/h demonstrating statistically significant and clinically meaningful benefit at all doses. Based on these analyses and the patient level data of participants with baseline awake cough frequency of ≥ 20 coughs/h and < 32 coughs/h, we selected a minimum baseline awake cough frequency of 25 coughs/h as an inclusion criterion for the Phase 2b trial.

No dose response was observed in the Phase 2a RELIEF trial. Plasma concentrations achieved in RELIEF were also consistent with achieving receptor occupancies in the 75-95+% range. Based on this information, doses of 12.5 mg BID, 50 mg BID and 200 mg BID were selected for the Phase 2b SOOTHE trial.

Development of a QD Formulation

Camlipixant (BLU-5937) has exhibited favorable physicochemical and pharmacokinetic characteristics, including high solubility and permeability, good oral bioavailability, linear pharmacokinetic profile,  and a low predicted therapeutic dose. A Phase 1 clinical trial investigating the pharmacokinetics of a once daily, extended-release formulation of camlipixant has been initiated. The study is expected to be completed in the second quarter of 2023.

Supporting Non-Clinical and Clinical Pharmacology Activities

Non-clinical toxicology studies and clinical pharmacology studies to support an anticipated NDA filing and inform labeling for RCC are ongoing or planned.

Chemistry, Manufacturing, and Controls (“CMC”)

We have a primary supply chain in place with the capacity to produce the required clinical supplies to support a Phase 3 clinical program in RCC and commercial supplies for a potential launch, if camlipixant is approved. We continue to work on activities associated with manufacturing process optimization and upscaling to support a potential commercial launch.

Camlipixant in Chronic Pruritus

Phase 2a BLUEPRINT Clinical Trial

In 2021, we completed the BLUEPRINT clinical trial, a Phase 2a trial evaluating the efficacy and safety of camlipixant (BLU-5937) in patients with chronic pruritus associated with AD. BLUEPRINT was initiated in December 2020, and on September 23, 2021, we announced that we had completed participant enrollment in the Phase 2a BLUEPRINT clinical trial of camlipixant.

The BLUEPRINT trial was a multicenter, randomized, double-blind, placebo-controlled, parallel design Phase 2a trial evaluating the efficacy, safety, and tolerability of camlipixant in 142 adults with moderate-to-severe chronic pruritus associated with mild-to-moderate AD. Participants were randomized into one of two treatment arms (1:1) and received either 200 mg BID of camlipixant or placebo for a four-week treatment period. The primary efficacy endpoint was the change from baseline in weekly mean Worst Itch-Numeric Rating Scale (WI-NRS) score at week four. A key secondary endpoint was a responder-rate analysis of at least a four-point WI-NRS improvement from baseline at week four.

The BLUEPRINT trial was conducted at 28 centers located in Canada and the United States.

On December 13, 2021, we announced the topline results of the Phase 2a BLUEPRINT clinical trial. Camlipixant (200 mg BID) did not achieve statistical significance for the primary endpoint of placebo-adjusted reduction in weekly mean Worst Itch-Numeric Rating Scale (“WI-NRS”). Camlipixant was well-tolerated and the TEAE profile was comparable to placebo. As a result, we did not pursue development of camlipixant in pruritic conditions.

Camlipixant in Other P2X3 Receptor Hypersensitization-Related Disorders

We believe the results of our Phase 2b SOOTHE clinical trial further validate the role of P2X3 receptor in cough hypersensitivity. We intend to evaluate potential opportunities to study camlipixant in additional cough indications where hypersensitivity plays an important role.

In addition to RCC, the mechanism of action of camlipixant may also have broad therapeutic applicability across other neuronal cough hypersensitivity indications. The Company is evaluating potential opportunities to study camlipixant in additional cough indications where cough hypersensitivity plays an important role.

Camlipixant Phase 1 Trial

In November 2018, we reported results from our Phase 1 clinical trial in 90 healthy volunteers, in which we observed that camlipixant (BLU-5937) had a favorable tolerability profile at all doses tested.

Trial Data

In November 2018, we completed a Phase 1 trial for camlipixant in 90 healthy adult volunteers, in which we observed that camlipixant was well tolerated, with a favorable pharmacokinetic profile. Camlipixant was observed to be rapidly absorbed, achieving maximum plasma concentration within one to two hours. Plasma half-life was established at four to nine hours, supporting BID dosing. As shown in the graphs below, we observed that camlipixant plasma concentration (Cmax and AUC) increased dose-proportionally and was not affected by food, supporting camlipixant administration without regard to meals.

Phase I Pharmacokinetic Profile and Dosing

The overall incidence of adverse events was comparable between placebo (50%) and camlipixant (44%). No subjects who were administered camlipixant reported any loss of taste perception and only one subject out of 40 (2.5%) reported transient and sporadic taste alteration. No subject reported total loss of taste at any dose levels. This taste effect was reported only on the first day out of seven days of dosing by a subject receiving 100 mg BID. No subject out of 16 reported any taste loss or taste alteration at 200 mg.

Incidence of Most Frequent Adverse Events (>5% Incidence) in All Cohorts (SAD + MAD)

At supra-therapeutic doses (200 mg to 1200 mg), two subjects out of 48 (4%) reported transient and sporadic partial loss of taste, and 13 subjects out of 48 (27%) reported transient and sporadic taste alteration. All taste-related events were transitory and sporadic in nature; one was rated moderate and all others were rated mild. The other most frequent adverse events reported in the Phase 1 trial (>5%) were: headache (11%), hypoaesthesia (11%), nausea (8%), dizziness (6%) and dyspepsia (6%).

Incidence of Taste AEs (All SAD and MAD Cohorts)

There were no serious adverse events and no healthy volunteers withdrew prematurely due to an adverse event during the trial. No significant trends of mean changes in vital signs, electrocardiogram (ECG) and clinical laboratory values have been observed in the Phase 1 trial of camlipixant. One subject had a mild elevation of liver enzymes at 400 mg BID that normalized at follow up visit. This increase in liver enzyme levels was not associated with any signs of liver toxicity (e.g., no increase in bilirubin and no clinical symptoms of liver toxicity). There was also a slight increase in bilirubin in some subjects dosed at 400 mg BID. This elevation in bilirubin was not associated with any concomitant increases in liver enzyme levels and returned to baseline value two days after drug discontinuation, which suggests that it is most likely benign. This is most likely due to camlipixant being a weak inhibitor of OATP, an enzyme involved in bilirubin hepatic disposition (see Drug-drug Interaction Clinical Trial section).

Trial Design

The clinical Phase 1 trial was a randomized, double-blind, placebo-controlled trial of orally administered camlipixant in 90 healthy adult subjects. The primary objectives of this trial were to assess the safety, tolerability (including taste perception) and pharmacokinetic profile of camlipixant in healthy subjects. The trial was divided in two parts:

Part 1.  A single ascending dose (SAD) trial was conducted in 60 healthy subjects. Subjects were randomized into six cohorts of 10 subjects (8 camlipixant: 2 placebo). The trial evaluated single oral doses of camlipixant from 50 to 1200 mg.

Part 2.  A multiple ascending dose (MAD) trial was conducted in 30 healthy subjects. Subjects were randomized into three cohorts of 10 subjects (8 camlipixant: 2 placebo). The trial evaluated multiple oral doses of camlipixant of 100, 200 and 400 mg administered BID for seven consecutive days.

Drug-drug Interaction Clinical Trial

We completed in December 2019 a clinical Phase 1 drug-drug interaction (DDI) trial in 28 healthy adult subjects to study potential interactions of camlipixant (200 mg BID for 10 days) with CYP3A4, OATP1B1 and BCRP. This trial revealed that camlipixant is not a CYP3A4 inducer. Camlipixant was shown to be a weak inhibitor of OATP1B1 and a very weak inhibitor of BCRP, which is not considered clinically meaningful at the predicted therapeutic doses studied in the Phase 2b SOOTHE trial. These results indicate that the administration of camlipixant should not affect the elimination of other drugs that are substrates of these enzymes/transporters.  Furthermore, the weak inhibition of OATP1B1 is consistent with the hypothesis that camlipixant is affecting bilirubin disposition at predicted supra-therapeutic doses. Camlipixant was found to be generally well-tolerated in the trial. No serious adverse events were reported.

INTELLECTUAL PROPERTY

Our camlipixant program is protected by a comprehensive patent estate comprised of issued and allowed patents, as well as pending patent applications. We have secured composition of matter patent protection for camlipixant in all major pharmaceutical markets, including the United States of America, Europe, Japan and China, all with an expiration date of 2034. Under certain circumstances, such patent term may be extended for up to five years in certain jurisdictions such as the United States, Europe and Japan. In addition, we have secured method of use patent protection in the United States for avoiding loss of taste response while treating a chronic cough patient with camlipixant, expiring in 2038, and have received intention to grant notifications from the European Patent Office and the Japanese Patent Office. Patent applications with similarly broad claims are currently pending in other industrialized nations. We own 100% of the intellectual property estate covering camlipixant and its use for the treatment of chronic cough.

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for camlipixant and its therapeutic applications, in order to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing technological innovation to further develop and maintain our proprietary position.

Composition of matter patent coverage for camlipixant has been secured in all major pharmaceutical markets: the United States of America, Europe, Japan and China. Patents issued have claims covering the composition of matter of camlipixant and related imidazopyridine compounds and uses thereof. The patents have an expiration date of 2034, excluding any potential patent term extension. Patent applications with similarly broad claims are currently pending in other industrialized nations.

In addition, the USPTO has issued patent No. 10,111,883 granting claims for the use of camlipixant for the treatment of chronic cough while minimizing loss of taste response. More generally, this patent claims the use of imidazopyridine compounds, including camlipixant, that are selective for the P2X3 receptor as a means of minimizing taste perturbation in patients treated for chronic cough. Patent No. 10,111,883 has an expiration date of 2038, excluding any potential patent term extension. This U.S. patent extends the patent protection of camlipixant by an additional four years, to 2038.

In addition to patent protection granting claims to composition of matter, our patent estate also includes patents and patent applications associated with the use of camlipixant and related compounds as a treatment for various hypersensitization disorders, including chronic cough .

The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Drug Price Competition and Patent Term Restoration Act of 1984, or the “Hatch-Waxman Act”, permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the drug is under regulatory review while the patent is in force. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. We cannot provide any assurance that any patent term extension with respect to any U.S. patent will be obtained and, if obtained, the duration of such extension.

Similar provisions are available in the European Union and certain other non-U.S. jurisdictions to extend the term of a patent that covers an approved drug. In the future, if camlipixant receives approval from the FDA or non-U.S. regulatory authorities, we expect to apply for patent term extensions on issued patents covering camlipixant, depending upon the length of the clinical trials for camlipixant and other factors. The expiration dates referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us. However, we cannot provide any assurances that any such patent term extension of a non-U.S. patent will be obtained and, if obtained, the duration of such extension.

We also protect our proprietary technology and processes, in part, by confidentiality and invention assignment agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, scientific advisors or other contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, alter our processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize camlipixant or any future product candidate may have a material adverse impact on us. If third parties prepare and file patent applications that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings to determine priority of invention.

ACQUISITION OF ALL CAMLIPIXANT INTELLECTUAL PROPERTY RIGHTS

On March 25, 2020, we closed an asset purchase and sale agreement to acquire all of the remaining camlipixant and related P2X3 receptor antagonists intellectual property assets (the “camlipixant Assets”) from adMare BioInnovations’ NEOMED Institute (“adMare”). We now own 100% of the camlipixant Assets. The license agreement entered into in February 2017 pursuant to which we had exclusive rights to develop and commercialize the camlipixant Assets was terminated as part of this transaction.  In consideration of the forgoing, we issued to adMare and AstraZeneca AB (“AstraZeneca”) an aggregate of 4,770,000 common shares from treasury, representing 7.3% of BELLUS Health’s fully diluted equity at that time. In addition, we paid a cash consideration to adMare of $352,000 (CAD$500,000). We no longer have any obligations to adMare, or any other third party, in respect to tiered royalty obligations and revenue share that would have been otherwise owed to adMare under and subject to the February 2017 license agreement.

In February 2017, we entered into an agreement with NEOMED Institute a not-for-profit organization originally spun out of AstraZeneca, for the exclusive, worldwide license to develop and commercialize the camlipixant Assets. The P2X3 receptor antagonist program was initiated by AstraZeneca and assigned to NEOMED in October 2012. Under the terms of the agreement, we paid NEOMED an upfront fee of $3.2 million, consisting of $1.7 million in cash and $1.5 million in equity with the issuance of 5,802,177 of our common shares.

BOARD OF DIRECTORS APPOINTMENT

In March 2021, we appointed William Mezzanotte, MD, MPH to our Board of Directors. Dr. Mezzanotte brings decades of vast development and commercial experience to the Board, including involvement with the development and approval of 30 products across multiple therapeutic areas. Dr. Mezzanotte is currently the Head of Research and Development and Chief Medical Officer at CSL Behring (“CSL”), where he is responsible for developing and executing the Research & Development strategy and portfolio across four continents. Prior to CSL, he was Senior Vice President and Therapeutic Area Head, Respiratory for Boehringer Ingelheim. At Boehringer Ingelheim, he oversaw all Global Clinical Development, Medical Affairs, Marketing and Payer activities within the Respiratory portfolio, overseeing the launch of three respiratory products. Previously, Dr. Mezzanotte worked at AstraZeneca for over 15 years, assuming roles of increasing leadership and management responsibility in clinical research and development across multiple therapeutic areas. His last role there was Head of the Inflammation, Neuroscience and Respiratory Global Medicines Unit. Earlier in his career, Dr. Mezzanotte practiced Pulmonary and Critical Care Medicine and ran both a multispecialty sleep disorders center and a pulmonary diagnostics and interventional bronchoscopy laboratory. He received an undergraduate degree from Villanova University and obtained his MD at the University of Pennsylvania and MPH from Johns Hopkins University. Dr. Mezzanotte is board certified in internal medicine, pulmonary medicine, critical care medicine and sleep medicine.

APPOINTMENT OF A CHIEF FINANCIAL OFFICER

In December 2020, we appointed Ramzi Benamar to the role of CFO. Mr. Benamar brings to BELLUS Health extensive experience developing corporate strategy for clinical-stage and commercial biopharma companies, combined with a proven track record in financial leadership. He earned a M.B.A. and B.B.A. in Marketing and Finance as well as a Master of Healthcare and Pharmaceutical Business Administration.

Prior to joining BELLUS Health, Mr. Benamar served as Chief Financial Officer of DBV Technologies, where he was responsible for all matters related to the strategic, operating, financial and accounting undertakings. During his time at DBV, Mr. Benamar was instrumental in capitalizing the company, strengthening the balance sheet and managing capital deployment. Previously, he was Vice President and Head of Financial Planning and Analysis for Spark Therapeutics until the acquisition of the company by Roche Holding. He provided financial leadership across the entire company, strengthened the finance organization and contributed to the transition to a commercial-stage organization. Earlier in his career, Mr. Benamar held numerous positions of increasing responsibilities spanning from R&D and global finance to strategy and operations at Merck, Johnson & Johnson, Shire Plc. and Purdue Pharma.

HUMAN RESOURCES

As at March 23, 2023, we employed 74 people.

FACILITIES

We lease office space in facilities located in the Parc Scientifique de la Haute Technologie in Laval, Quebec, Canada, pursuant to a lease entered into in September 2020 and amended in November 2021.

We also lease office space in facilities located in Wilmington, Delaware, United States, pursuant to a lease entered into in November 2022.

RISK FACTORS

Investing in our common shares involves a significant amount of risk. You should carefully consider the risks described below. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially adversely affected. These are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also materially and adversely affect us. In such an event, the trading price of our common shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to our “products” or “product candidates” includes a reference to BELLUS Health’s product candidate and future products or product candidates that may be developed.

This AIF also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this AIF. See “Forward-Looking Statements” for information relating to these forward-looking statements.

Risks Related to Our Business

We may not be able to maintain our operations and research and development without additional funding, and we may not have access to sufficient capital.

To date, we have financed our operations primarily through public offerings of common shares, private placements, the issuance of convertible notes and research tax credits. We have incurred significant operating losses and negative cash flows from operations since inception. As of December 31, 2022, we had available cash, cash equivalents and short-term investments totaling $337.1 million. Based on management’s estimate and current level of operations, we believe that our current cash, cash equivalents and short-term investments, will be sufficient to extend our runway to the second half of 2025 and through expected topline results of both CALM-1 and CALM-2 trials. For the year ended December 31, 2022, cash flows used in operations amounted to $77.1 million (2021 - $61.2 million). We may need to raise additional capital to fund our operations, develop camlipixant (BLU-5937) and prepare for commercialization.

Our future capital requirements will be substantial and may increase beyond current expectations depending on many factors, such as the duration, scope, rate of progress, results and costs of any preclinical and non-clinical studies, as well as clinical trials for our current or any future product candidates; unexpected delays or developments in seeking regulatory approvals and the outcome thereof; the time and cost in preparing, filing, prosecuting, maintaining, and enforcing patent claims; other unexpected developments encountered in implementing our business development and commercialization strategies; the outcome of any litigation; and arrangements with collaborators. Further, changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We have based the foregoing estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect.

We may seek to raise additional funds through public or private equity or debt financing, collaborations agreements with other companies and/or from other sources. We have no committed source of additional capital and additional funding may not be available on terms that are acceptable to us, or at all. If adequate funding is not available on reasonable terms, we may need to obtain funds on terms less favorable than we would otherwise accept. Our “at-the-market” offering program is not an assured source of raising capital as it is subject to terms and conditions and market demand. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on operations. This could render us more vulnerable to competitive pressures and economic downturns. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of camlipixant or other future product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. If we are unable to obtain sufficient funds in a timely manner, we may be forced to scale back our operating plan; delay or discontinue one or more of our research and development programs; be unable to expand our organization to support our programs; and/or be unable to capitalize on business opportunities as planned. This may negatively impact our business and ability to execute our operating plan.

No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to us. The failure to obtain additional financing on favorable terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a history of losses and have not generated any product sales revenue to date. We may never achieve or maintain profitability.

Our product candidate, camlipixant, is still only in clinical development, and as a result, we have not generated any revenues from product sales to date. We have incurred substantial expenses in our efforts to develop camlipixant, and consequently, have generated operating losses each year since our inception. For the years ended December 31, 2022 and 2021, we incurred net losses of US$76.1 million and US$71.2 million, respectively. As of December 31, 2022, we had an accumulated deficit of US$641.8 million. Our losses have adversely affected, and will continue to adversely impact, working capital, total assets, and shareholders’ equity. We do not expect to generate any revenues from product sales in the immediate future. We may never successfully commercialize any products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, an investment in our shares could result in a significant or total loss. Our prospects currently depend heavily on the success and market acceptance of camlipixant, which is still in clinical development. We currently have no products for sale and may never be able to successfully develop any products for sale. We currently believe that our growth and future prospects are mainly dependent on the successful development, regulatory approval and commercialization of our product candidate camlipixant, which may never occur. We are focusing our efforts and resources into the development of camlipixant. Our business thus depends on the successful preclinical, non-clinical and clinical development, regulatory approval and commercialization of camlipixant, for which we must conduct additional preclinical and non-clinical studies and clinical trials, undergo further development activities and seek and receive regulatory approval prior to commercial launch. Further development of camlipixant will require substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales, if approved.

We anticipate that our ability to generate revenues will depend on the commercial success of camlipixant, which will depend upon its market acceptance by purchasers in the pharmaceutical market and the future market demand and medical need for products and research utilizing camlipixant. Most prescription drug candidates never reach the clinical development stage and even those that do reach clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. If we are unable to successfully commercialize camlipixant, we may never generate revenues. There is also the risk that the actual market size or opportunity for camlipixant is not certain, particularly with respect to the addressable market for the selected population of high frequency cough patients. For instance, we are not aware of any data that segregates the RCC patient population by cough frequency. Accordingly, while we estimate that there are approximately nine million chronic cough patients in the U.S. who are uncontrolled or have RCC, we are unable to estimate what percentage of this population has a baseline awake cough frequency of at least 25 coughs per hour, which was an inclusion criterion in our Phase 2b SOOTHE clinical trial. If camlipixant reaches commercialization and there is low market demand for camlipixant or the market for camlipixant develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. Failure to gain market acceptance of camlipixant or an incorrect estimate in the nature and size of our market could have a material adverse effect on us.

Macroeconomic pressures in the markets in which we operate, including, but not limited to, the effect of the COVID-19 pandemic and the recent increases in inflation, may alter the ways in which we conduct our business operations and manage our financial resources.

To varying degrees, the ways in which we conduct our business operations and manage our financial capacities are influenced by macroeconomic conditions that affect companies directly involved in or providing services related to the development of pharmaceutical product candidates. For example, real GDP growth, business and investor confidence, the COVID-19 pandemic, inflation, employment levels, oil prices, interest rates, tax rates, availability of consumer and business financing, housing market conditions, foreign currency exchange rate fluctuations, costs for items such as fuel and food and other macroeconomic trends can adversely affect not only our decisions and ability to engage in research and development and clinical trials, but also those of our management, employees, third-party contractors, manufacturers and suppliers, competitors, stockholders and regulatory authorities. In addition, geopolitical issues around the world and how our potential markets are positioned can also impact the macroeconomic conditions and could have a material adverse effect on us.

We rely on third parties to conduct our ongoing non-clinical studies and clinical trials for camlipixant, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for camlipixant.

We have designed the clinical trials for camlipixant. However, we rely on contract research organizations and other third parties to assist in managing, monitoring and otherwise carrying out these trials. We likewise rely on third parties to conduct our ongoing non-clinical studies. We compete with many other companies for the resources of these third parties. The third parties on whom we rely generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of our product candidate. The FDA, the EMA and comparable foreign regulatory authorities require compliance with regulations and standards for designing, conducting, monitoring, recording, analyzing, and reporting the results of non-clinical studies and clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although we rely on third parties to conduct our non-clinical studies and clinical trials, they are not our employees, and we are responsible for ensuring that each of these non-clinical studies and clinical trials is conducted in accordance with our general investigational plan, protocol and other requirements. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities.

If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to non-clinical studies or clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with non-clinical studies or clinical trial protocols or meet expected deadlines, the non-clinical studies or clinical trials of camlipixant may not meet regulatory requirements. If non-clinical studies or clinical trials do not meet regulatory requirements or if these third parties need to be replaced, non-clinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of camlipixant on a timely basis or at all.

We rely completely on one third-party contract manufacturer to manufacture the active pharmaceutical ingredient (“API”), for camlipixant, another third-party contract manufacturer to manufacture the final drug product and another third-party contract manufacturer to manufacture the equipment used to measure our primary endpoint, and we intend to rely on third parties to produce non-clinical, clinical and commercial supplies of camlipixant and any other future product candidates.

We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of camlipixant, or any other product candidates we may develop in the future, for use in the conduct of our research and development activities, non-clinical studies and clinical trials, and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. We currently have the API for camlipixant manufactured by one third-party contract manufacturer and final drug product supplied by another contract manufacturer, and do not currently have backup manufacturing capacity. Additionally, the equipment used to measure our primary endpoint (cough frequency), known as VitaloJAK, is manufactured by one third-party contract manufacturer, without any known alternative manufacturer for such equipment. VitaloJAK is the device used to capture the 24-hour cough frequency data in most cough trials (including Merck’s trial for gefapixant).

We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products, equipment and substances necessary for research and development, preclinical studies, clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms.

If any of the third parties with whom we engage, including the China-based third-party contract manufacturer that supplies the API for camlipixant, contract research organizations or other third parties experience shutdowns or other business disruptions, including staffing shortages, production slowdowns or stoppages, or other similar disruptions related to the COVID-19 pandemic or otherwise, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.

Additionally, if our current or future third-party manufacturers do not perform as agreed, experience business disruptions as previously described, or breach or terminate their agreements with us, significant additional time and costs would be required to effect a transition to a new contract manufacturer. If we are unable to retain our current contractors, or are unable to secure arrangements with new contractors to provide manufacturing services in a timely manner and on acceptable terms as needed, it will delay or prevent the development, promotion, marketing, or sale of camlipixant, if approved, or any other future product candidates we may develop, and have a negative effect on our operations and financial condition. Moreover, if a replacement to our current or future contract manufacturers is required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drug products and the need for regulatory compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional costs.

Manufacturing of API and final drug products is complex and requires significant expertise. Difficulties could be encountered in production, particularly in scaling up and validating production. There can be no assurance that contract manufacturers will be successful at scaling up and producing camlipixant with the required quality and in the quantities and timelines that will be needed for clinical and/or commercial purposes. So far, we have produced camlipixant at kilogram scale for use in preclinical and non-clinical studies and clinical trials.

Our reliance on these contract manufacturers also exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate our trade secrets or other proprietary information.

We rely on third-party contract manufacturers that are located outside of Canada. As a result, our operations are subject to customary risks related to the import of goods, including fluctuations in the value of currencies, changes in import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The countries from which we import pharmaceutical ingredients may, from time to time, impose new duties, tariffs or other restrictions or adjust presently prevailing duties or tariffs, which could adversely impact our ability to purchase such pharmaceutical ingredients or significantly increase the cost of doing so. The occurrence of any of these risks could delay or prevent the development, promotion, marketing, or sale of camlipixant, if approved, or of any other future product candidates we may develop, and have a negative effect on our operations and financial condition.

The clinical safety and effectiveness of camlipixant have not yet been fully established.

The preclinical toxicology studies and the Phase 1 clinical trials completed to date showed that camlipixant had a favorable tolerability profile, and we believe that the RELIEF Phase 2a clinical data announced in July 2020 and SOOTHE Phase 2b topline clinical data announced in December 2021 support further evaluation of camlipixant in additional clinical trials, including in our Phase 3 clinical program, which has initiated patient screening. However, the long-term clinical safety and effectiveness of camlipixant have to be demonstrated through further non-clinical studies and clinical trials. Additional non-clinical toxicology studies and pharmacology studies are ongoing or in planning. The results of these studies may have an impact on clinical development, the product labeling and/or approval of camlipixant. If these studies or additional future non-clinical or clinical studies call into question the safety or efficacy of camlipixant or any other product candidates we may develop in the future, our business, financial condition, results of operations or prospects could be adversely affected. Even if camlipixant or any other product candidates we may develop in the future successfully complete the clinical trials and receive the regulatory approval necessary to market the product candidates to the public, there is also the risk of unknown side effects, which may not appear until the product candidates are on the market and may result in delay or denial of additional regulatory approval or withdrawal of previous approvals, product recalls or other adverse events, which could materially adversely affect us.

Use of our product candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit the commercial potential of a product, if approved, or a product candidate, or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events (“AEs”) associated with use of our product candidates. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials, and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects of our product candidates could affect patient recruitment or the ability of enrolled participants to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, prospects, operating results and financial condition significantly.

Moreover, if our product candidates are associated with undesirable side effects in preclinical and non-clinical studies or clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate if approved. We may also be required to modify or terminate our study plans based on findings in our preclinical and non-clinical studies or clinical trials. AEs that we may observe in our ongoing and future clinical trials of our product candidates could require us to delay, modify or abandon our development plans for the affected product candidate or other product candidates that share properties of the affected product candidate. Many product candidates that initially show promise in early-stage testing may later be found to cause side effects that prevent further development. As we work to advance existing product candidates and to identify new product candidates, we cannot be certain that later testing or trials of product candidates that initially showed promise in early testing will not be found to cause similar or different unacceptable side effects that prevent their further development.

It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, illnesses, injuries, discomforts and other AEs that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects or become more widespread. If such side effects become known later in development or upon approval, such findings may harm our business, prospects, operating results and financial condition significantly.

Additionally, adverse developments in clinical trials of pharmaceutical products conducted by others may cause the FDA or other regulatory oversight bodies to suspend or terminate our clinical trials or to change the requirements for approval of any of our product candidates.

In addition to side effects caused by a product candidate, the administration process or related procedures also can cause adverse side effects. If any such AEs occur, our clinical trials of a product candidate could be suspended or terminated. If we are unable to demonstrate that any AEs were caused by the administration process or related procedures, the FDA, the European Commission, the EMA, or other regulatory authorities could order us to cease further development of, or deny approval of, a product candidate for any or all targeted indications. Even if we can demonstrate that all future serious adverse events (“SAEs”) are not product-related, such occurrences could affect patient recruitment, the ability of enrolled participants to complete the trial, or, if any products are approved, commercial performance. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop any other product candidates, and may harm our business, prospects, operating results and financial condition significantly.

Additionally, if any product candidates receives regulatory approval, the FDA could impose a boxed warning in the labeling of any such product and could require us to adopt a risk evaluation and mitigation strategy (“REMS”), and could apply elements to assure safe use to ensure that the benefits of the product outweigh its risks, which may include, among other things, a Medication Guide outlining the risks of the product for distribution to patients and a communication plan to health care practitioners. Furthermore, if we or others later identify undesirable side effects caused by any product candidates, if approved, several potentially significant negative consequences could result, including:

●	regulatory authorities may suspend or withdraw approvals of such product candidate;
●	regulatory authorities may require additional warnings or statements on the labeling;
●	regulatory authorities may refuse to approve label expansion for additional indications of such product candidate;
●	we may be required by the FDA to implement a REMS;
●	we may be required to change the way a product candidate is distributed, administered or conduct additional clinical trials;
●	we may be subject to regulatory investigations and enforcement actions;
●	we may decide to remove such product candidate from the marketplace;
●	we could be sued and held liable for harm caused to patients; and

●	our reputation may suffer.

Any of these occurrences could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and may harm our business, prospects, operating results and financial condition significantly.

Our clinical trials may not yield results that will enable us to obtain regulatory approval for our current or future product candidates.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective to the satisfaction of relevant regulatory authorities. We do not know whether our current or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approval or if they will result in marketable products.

Clinical trials are lengthy, complex, costly, and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. The early stage of our product candidate involves risks related to safety, efficacy, drug metabolism, pharmacokinetic profile, tolerability, manufacturing, formulation and distribution, among others. Results attained in preclinical and non-clinical testing and early clinical studies or trials may not be indicative of results that are obtained in later studies. We have suffered, and may suffer further, significant setbacks in advanced clinical trials, even after promising results from earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue the development of a product candidate. For example, we discontinued development of camlipixant for chronic pruritus after the Phase 2a proof-of-concept BLUEPRINT trial did not achieve statistical significance for the primary endpoint of placebo-adjusted reduction in weekly mean Worst Itch-Numeric Rating Scale. Furthermore, actual results may vary once the final and quality-controlled verification of data and analyses has been completed.

The FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials, and we may receive feedback from regulatory authorities that requires us to modify the design of our ongoing or planned clinical trials or conduct additional clinical trials. For example, Merck announced in January 2022 that the FDA had issued a Complete Response Letter (“CRL”) for the gefapixant NDA, requesting additional information related to measurement of efficacy. In March 2020, Merck announced that the 45 mg BID dose of gefapixant had reached statistical significance on the primary efficacy endpoint in both the COUGH-1 and COUGH-2 Phase 3 clinical program. Merck reported in September 2020 that the high dose (45 mg BID dose) of gefapixant achieved a statistically significant result on its primary endpoint of placebo-adjusted reduction in 24-hour cough frequency (18% in the 12-week COUGH-1 trial and 16% in the 24-week COUGH-2 trial), measured using an ambulatory digital audio recording device. Merck further clarified in February 2022 that deficiencies identified in the gefapixant CRL related to an algorithm and the underlying methodology used by the audio recording device to assess efficacy. The information Merck publicly disclosed regarding the deficiencies identified in the gefapixant CRL was limited, no definitive conclusions can be inferred as to the full list of deficiencies listed in the CRL. The SOOTHE Phase 2b trial utilized a similar or same primary endpoint measured with the same or a similar ambulatory digital audio recording device and underlying methodology. We have sought and received, and expect to continue to seek and receive, FDA, EMA, MHRA and other regulatory authority feedback regarding the Phase 3 clinical program design, including our expected doses, measurement of efficacy, enrichment strategy, secondary endpoints and validation of the VitaloJAK cough monitoring system for cough frequency measurement in our studied patient population. The design and analysis of our CALM Phase 3 clinical trials is subject to continuing feedback and interactions with the FDA and other regulatory authorities. Moreover, other than in Japan and Switzerland, regulatory authorities such as the FDA, EMA, and MHRA have not approved therapies to treat RCC and therefore the regulatory pathway and conditions for approval for RCC therapies are uncertain. For example, the VitaloJAK cough monitoring system has been used in most cough trials. We conducted validation work with VitaloJAK comparing compressed vs. non-compressed recordings in a cohort of 45 SOOTHE Phase 2b trial participants. In November 2022, we announced that the results showed a sensitivity of 98.7%, with no systematic error observed. We submitted the validation protocol and statistical analysis plan to the FDA in the fourth quarter of 2022.  The FDA or other relevant regulatory bodies may require that we undertake additional efforts to validate our use of the VitaloJAK cough monitoring system. This could delay our clinical development and require that we conduct additional non-clinical studies or clinical trials. If we fail to adequately demonstrate a positive benefit/risk ratio based on safety and efficacy of camlipixant, we will not be able to obtain the regulatory approval to commercialize the product candidate.

Clinical trials are subject to continuing oversight by regulatory authorities and institutional review boards or ethics committees, and must meet the requirements of these authorities, including requirements for informed consent and requirements for good clinical practices; if these requirements are not met, we may not be granted regulatory authority approval to conduct clinical trials.

We rely on third parties, including contract research organizations and outside consultants, to assist in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fail to perform with the speed and level of competence expected. If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize such product candidate. If one or more of the clinical trials is delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we encounter difficulties enrolling participants in clinical trials, the trials could be delayed or otherwise adversely affected.

Clinical trials for product candidates require us or third parties we contract with to identify and enroll a large number of participants with the disorder under investigation. We or the third parties we contract with may not be able to enroll a sufficient number of participants to complete clinical trials in a timely manner. Participant enrollment is a function of many factors, including the following: design of the protocol, size of the patient population, eligibility criteria for the trial in question, perceived risks and benefits of the drug under study, availability of competing therapies, clinical trials for other investigational products that seek to enroll the same participants, efforts to facilitate timely enrollment in clinical trials, patient referral practices of physicians, and availability of clinical trial sites. If we or the third parties we contract with have difficulty enrolling a sufficient number of participants to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

The outcome of preclinical and non-clinical studies and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials.

The outcome of preclinical and non-clinical testing and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials. Camlipixant and any other product candidates we may develop may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical and non-clinical studies or having successfully advanced through initial clinical trials. Numerous companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials even after achieving promising results in preclinical and non-clinical testing and earlier-stage clinical trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical, non-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical and nonclinical studies, as well as clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of any product candidate to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of any other product candidates then under development and/or cause applicable regulatory authorities to require additional testing before approving any other product candidates.

Interim topline and preliminary results from our clinical trials that we announce or publish from time to time may change as more participant data become available and are subject to audit and verification procedures, which could result in material changes in the final data.

From time to time, we may publish interim, topline or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available. Preliminary or topline results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary or topline data we previously published. As a result, interim, topline and preliminary data should be viewed with caution until the final data are available. Differences between preliminary, topline or interim data and final data could significantly harm our business prospects and may cause the trading price of our common shares to fluctuate significantly.

Even if we obtain FDA approval for camlipixant in the United States, we may never obtain approval for or commercialize it in any other jurisdiction, which would limit our ability to realize its full market potential.

In order to market products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In addition, the clinical standards of care may differ significantly such that clinical trials conducted in one country may not be accepted by healthcare providers, third-party payers or regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional drug testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for us and require additional preclinical or non-clinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products, if approved, in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approval in international markets is delayed, our target market will be reduced and our ability to realize the full market potential of any drug we develop will be unrealized.

Even if we or any future partners obtain regulatory approval for our product candidates, we will be subject to ongoing regulatory authority oversight.

Even if regulatory authorities grant regulatory approval for camlipixant or any future product candidate we may develop, the manufacturing, marketing, and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be costly and consume substantial financial and management resources. For example, an approval for a product may be conditioned on conducting costly post-marketing follow-up studies. In addition, if, based on these studies, a regulatory authority does not believe that the drug demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval. Additionally, under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), sponsors of approved drugs and biologics must provide six months’ notice to the FDA of any changes in marketing status, such as the withdrawal of a drug, and failure to do so could result in the FDA placing the product on a list of discontinued products, which would revoke the product’s ability to be marketed. Similarly, even if we successfully complete clinical trials, regulatory authorities might require additional studies or approve a more restrictive label than we expect, which may limit or frustrate the commercial opportunity of our product candidates.  For instance, our Phase 2b SOOTHE clinical trial had an inclusion criterion of a baseline awake cough frequency of ≥ 25 coughs per hour and we will also use an enrichment strategy based on cough frequency at baseline in our Phase 3 clinical program. Even if these clinical trials and future clinical trials are successful, as a result of our enrichment strategy, regulatory authorities may require additional studies or limit the breadth of our label, if approved.

We and our contract manufacturers are required to comply with applicable current Good Manufacturing Practice regulations for the manufacture of product candidates. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be inspected before they can be used in the commercial manufacturing of products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval. For certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States.

If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions, including fines, drug recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approval, and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing, or sale of our products.

In addition, we are currently or will in the future be subject to healthcare regulation and enforcement by the federal government and the states in which we will conduct our business once our product candidates are approved by the FDA and commercialized in the United States. In addition to the FDA’s restrictions on marketing of pharmaceutical products, the healthcare laws and regulations that may affect our ability to operate include: the federal fraud and abuse laws, including the federal anti-kickback and false claims laws; federal data privacy and security laws; and federal transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals. Many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. These laws may adversely affect our sales, marketing and other activities with respect to any product candidate for which we receive approval to market in the United States by imposing administrative and compliance burdens on us.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities, particularly any sales and marketing activities after a product candidate has been approved for marketing in the United States, could be subject to legal challenge and enforcement actions. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may not achieve our projected development goals in the announced and expected time frames.

From time to time, we set goals for and make public statements regarding the expectations for and timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, expected results, anticipated regulatory submission and approval dates, and timing of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, feedback from regulatory authorities, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize products. There can be no assurance that our clinical trials will be initiated, conducted as planned or completed, that we will make regulatory submissions or receive marketing authorization as planned, or that we will be able to adhere to our current schedule for the launch of camlipixant or any other future product candidates we may develop. If we fail to achieve one or more of these milestones as planned, the price of our common shares would likely be adversely affected.

If we or our partners fail to obtain and maintain acceptable prices, coverage or adequate reimbursement for our products, our ability to generate revenues will be diminished.

Successful sales of our product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. We cannot accurately estimate the potential revenue from our product candidates.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Obtaining coverage and adequate reimbursement from third-party payors is critical to new product acceptance.

Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Even if we obtain coverage for a given product, third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payors and reduce the willingness of physicians to use our product candidates.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. Increased efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidate. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in Europe, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. Some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if government and other third-party payors fail to provide coverage and adequate reimbursement. We expect downward pressure on pharmaceutical pricing to continue. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

The advancement of healthcare reform may negatively impact our ability to sell our product candidates, if approved, profitably.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our product candidates, if approved, profitably.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical and biologics pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in various congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.  The Inflation Reduction Act of 2022, or IRA includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one rare disease designation and for which the only approved indication is for that disease or condition.  If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The effects of the IRA on our business and the healthcare industry in general is not yet known.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. Federal Government will pay for healthcare drugs and services, which could result in reduced demand for our drug candidates or additional pricing pressures. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

Our relationships with customers, physicians, including clinical investigators, clinical research organizations and third-party payors are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, transparency laws, government price reporting and other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners, vendors, or other agents violate these laws, we could face substantial penalties.

These laws may impact, among other things, our clinical research program, as well as our proposed and future sales, marketing, and education programs. In particular, the promotion, sales and marketing of healthcare items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive and other business arrangements. We may also be subject to federal, state and foreign laws governing the privacy and security of identifiable patient information.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, or our arrangements with physicians, could be subject to challenge under one or more of such laws. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we may be subject to investigations, enforcement actions and/or significant penalties.

We have adopted a code of ethics, but it is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending themselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Competition in the biopharmaceutical industry is intense, and development by other companies could render our product candidate or any future product candidates or technologies non-competitive.

The biopharmaceutical industry is intensely competitive and is subject to rapid and significant change. We face potential competition from many sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies. We consider our primary competitors to be those companies that are developing products specifically to treat RCC and those companies that develop products that, when approved, could be used off label to treat RCC. There are multiple companies developing products at varying stages of development specifically intended to treat RCC including Merck & Co., Evotec SE, Shionogi Inc., Hansoh Pharma Group Ltd and Createrna Science and Technology Ltd, some of which have substantially greater product development capabilities and financial, scientific, marketing, and human resources than us.

Certain of these companies have announced topline data in mid-to-late-stage clinical trials of their product candidates, and such product candidates may be more advanced in development than camlipixant or have shown or show in the future comparable or superior efficacy, safety and/or tolerability data as compared to camlipixant. See “Competitive Landscape” in this AIF. Even if camlipixant successfully completes clinical trials and is granted regulatory approval by regulatory authorities, it may not be able to achieve a degree of market acceptance necessary for commercial success if other treatments demonstrate superior efficacy, safety, tolerability, ease of administration and/or cost-effectiveness.

We may not obtain adequate protection for our products through our intellectual property. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks, and other intellectual property rights.

Our success, competitive position and future revenues with respect to these product candidates will depend, in part, on our ability to protect our intellectual property. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We attempt to protect our proprietary position by maintaining trade secrets and by filing U.S. and foreign patent applications related to our licensed technology, inventions and improvements that are important to the development of our business. Our failure to do so may adversely affect our business and competitive position.

The patent positions of pharmaceutical and biopharmaceutical firms, including ours, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. We may not be able to protect our intellectual property rights throughout the world. Our patents may be challenged by third parties in patent litigation. In addition, it is possible that third parties with drugs that are very similar to ours will circumvent our patents by means of alternate designs or processes. For instance, a PCT application was filed in China in December 2019, claiming an earliest priority of December 2018, describing and claiming compounds bearing structural similarities to camlipixant, including a compound potentially useful as an intermediate in the synthesis of camlipixant. We may have to rely on method of use protection for our compounds in development and any resulting drugs, which may not confer the same level of protection as protection of our compounds per se. We may be required to disclaim part of the term of certain patents. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There may also be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or drug would be found by a court to infringe our patents.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Patent applications relating to or affecting our business may have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents, or patent applications, and such conflict could reduce the scope of patent protection that we could otherwise obtain. We could become involved in interference proceedings in the United States in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside of the United States. In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require employees, consultants, outside scientific collaborators, and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology that is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We may obtain the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of investment in that program. As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

We seek to protect our confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing on the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are, in some cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our drug infringes.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We believe that camlipixant does not infringe any valid claim of these patents, although there can be no assurances of this. In the event of an infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of drugs or lead to prohibition of the manufacture or sale of drugs by us.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

Third parties may assert patent or other intellectual property infringement claims against us or our other licensors arising from the manufacture, use, or sale of our current or future product candidates. An unfavorable outcome could result in loss of patent rights and require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may become involved in lawsuits or other proceedings to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office (“USPTO”), or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. The validity of our current or future patents or patent applications or those of our licensors may also be challenged in interference or derivation proceedings, opposition, post grant review, inter partes review, or other similar enforcement and revocation proceedings, provoked by third parties or brought by us. Our patents could be found invalid, unenforceable, or their scope significantly reduced.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Patent litigation is costly and time consuming and may subject us to liabilities.

Our involvement in any patent litigation, interference, post-grant proceedings such as inter partes review or opposition, or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares. We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor.

For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We employ an outside firm and rely on our outside counsel to pay these fees due to patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

The market price of our common shares experiences a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally and the short-term effect of a number of possible events.

We are a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for our common shares may experience a high level of volatility. During the 12-month period ended on the date of this AIF, our common shares traded between CAD$6.30 and CAD$16.24 per share on the TSX and between US$4.98 and US$12.69 per share on Nasdaq.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares, including, among other things, the following: (1) clinical and regulatory developments regarding our product candidate and those of our competitors; (2) arrangements or strategic partnerships by our competitors; (3) other announcements by us or our competitors regarding technological, drug development, sales, or other matters; (4) patent or other intellectual property achievements or adverse developments; (5) arrivals or departures of key personnel; (6) changes in financial estimates and recommendations by securities analysts; (7) government regulatory action affecting our product candidate and our competitors’ products in the United States, Canada, and foreign countries; (8) actual or anticipated fluctuations in revenues or expenses; (9) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; (10) failure to enter into favorable third-party manufacturing agreements; (11) events related to threatened, new, or existing litigation; (12) economic conditions in the United States, Canada, or abroad; (13) purchases or sales of blocks of our securities; (14) difficulties in our ability to obtain additional financing; (15) the spread of infectious disease, including the ongoing COVID-19 pandemic; and (16) military conflicts, including the conflict between Russia and Ukraine declared in February 2022.

The listing of our common shares on Nasdaq may increase share price volatility due to various factors, including that the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common shares, regardless of our operating performance. In addition, sales of substantial amounts of our common shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of our common shares to be adversely affected.

These factors, among others, could depress the trading price of our securities. Because we may experience high volatility in our common shares, individuals or entities should not invest in our common shares unless prepared to absorb a significant loss of capital. At any given time, investors may not be able to sell their shares at a price that is acceptable or at all. The market liquidity for our stock is low.

While a more active trading market may develop in the future, the limited market liquidity for our common shares may affect an investor’s ability to sell at a price that is satisfactory to them or at all.

We do not expect to pay any cash dividends for the foreseeable future.

Investors should not rely on an investment in our common shares to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common shares. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common shares.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover our company downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause our share price and trading volume to decline.

We would not be able to successfully commercialize product candidates, if approved, if we are unable to create sales, marketing, and distribution capabilities or make adequate arrangements with third parties, including entering into collaborations with partners, for such purposes.

In order to commercialize our product candidates, if approved, successfully, we could, on a product-by-product basis, either develop internal sales, marketing, and distribution capabilities or make arrangements with third parties, including entering into collaborations with partners, to perform some or all of these services. We currently have no marketing capabilities and sales force. To the extent that we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed our cost effectiveness. In addition, in marketing our drugs, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, we may be unable to compete successfully against these companies. We may not be able to do so on favorable terms. We could rely on third parties to market and sell our products in certain territories, rather than establishing an internal sales force. When we contract with third parties, including entering into collaborations with partners, for the sale and marketing of our products, revenues depend upon the efforts of these third parties, which may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition, results of operations and prospects will be materially adversely affected.

We are subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair our ability to conduct operations.

We are highly dependent on our management and staff; the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and other personnel is critical to our success. Competition for skilled personnel is intense, and the ability to attract and retain qualified personnel may be affected by such competition. We do not maintain “key person” insurance for any of our key personnel.

We are subject to the risk of product liability claims, for which we may not have, or may not be able to obtain, adequate insurance coverage. We may also be and have been in the past subject to legal and administrative proceedings and litigations other than product liability lawsuits, which could materially harm our business and ability to conduct our clinical trials and fund our operations.

Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in the clinical trials who may suffer unintended consequences. Claims might be made directly by consumers, patients, healthcare providers, or pharmaceutical companies or others selling or consuming any of our products, if approved. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses. Without sufficient coverage, any claim brought against us could have a materially adverse effect on our business, financial condition, results of operations or prospects.

We may also be and have been subject to legal and administrative proceedings and litigations other than product liability lawsuits, including matters such as our ongoing securities litigation, and any unfavorable outcomes in such proceedings could materially harm our business and ability to conduct our clinical trials and fund our operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make, or may be required to make, changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies like us, and insurance costs are increasing as a result of this uncertainty.

We may incur losses associated with foreign currency fluctuations.

Effective January 1, 2020, we adopted the United States dollar as our functional and reporting currency. Prior to that date, our functional and reporting currency was the Canadian dollar. Our operations are, in some instances, conducted in currencies other than the U.S. dollar (principally in Canadian dollars) and a portion of our net monetary assets is denominated in other currencies (principally in Canadian dollars). Inflation in the United States, which has been at historically high levels since the second half of 2021, may have the effect of increasing the U.S. dollar cost of our operations. If the U.S. dollar declines in value in relation to the Canadian dollar or other currencies, it will become more expensive for us to fund our operations. Similarly, fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses.

We may incur losses due to adverse decisions by tax authorities.

Our income tax reporting is subject to audit by tax authorities. The effective tax rate may change from year to year based on the mix of income; non-deductible expenses; changes in tax law; and changes in the estimated values of future income tax assets and liabilities.

We may enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments in determining our consolidated tax provision. In addition, we apply for numerous tax credits that play an important role in our financial planning and we are not certain that the tax authorities will grant them. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the consolidated tax provisions and accruals. This could result in a material effect on our consolidated research tax credits, income tax provision, financial position and the net income/loss for the period in which such determinations are made.

We are subject to taxation in Canada and were subject to taxation in certain foreign jurisdictions prior to the corporate reorganization. Our effective tax rate and tax liability are determined by a number of factors, including the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds to and repatriate funds from our subsidiaries and future changes in laws. An adverse interpretation or ruling by one of the taxing authorities in a jurisdiction in which we operate or a change in law could increase our tax liability or result in the imposition of penalty payments, which could adversely impact our operating results.

If we are a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes, the consequences to U.S. holders of our common shares may be adverse.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), we will be classified as a PFIC in respect of any taxable year in which either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, if we directly or indirectly own at least 25% by value of the shares of another corporation, we will be treated as if we held our proportionate share of the assets and received directly our proportionate share of the income of such other corporation. PFIC status is a factual determination that needs to be made annually after the close of each taxable year, on the basis of the composition of our income, the relative value of our active and passive assets, and our market capitalization. For this purpose, our PFIC status depends in part on the application of complex rules, which may be subject to differing interpretations, relating to the classification of our income and assets. Based on our interpretation of the law, our recent financial statements, and taking into account expectations about our income, assets and activities, we believe that we were a PFIC for the taxable year ended December 31, 2021, and expect that we will be a PFIC for the current taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Certain Material United States Federal Income Tax Considerations for U.S. Holders”) holds our common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the common shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. In certain circumstances, a U.S. Holder may alleviate some of the adverse tax consequences attributable to PFIC status by making either a “qualified electing fund” (“QEF”) election (subject to the provision of certain information necessary for U.S. Holders to make a QEF Election) or a mark-to-market election (if our common shares constitute “marketable” securities under the Code).

The COVID-19 pandemic could adversely impact our business and operations, including clinical trials.

In December 2019, a novel strain of coronavirus known as “COVID-19” surfaced in Wuhan, China and rapidly spread around the world. In March 2020, COVID-19 was declared a global pandemic by the World Health Organization.

As a result of the COVID-19 pandemic, the extent and length of which is uncertain, we have developed and implemented additional clinical study policies and procedures designed to help protect study participants from COVID-19 while maintaining study integrity and execution such as following public health recommendations at all study sites, remote monitoring of participants and clinical sites, and measures to ensure that data from clinical studies that may be disrupted as a result of the pandemic are collected pursuant to the study protocol and consistent with good clinical practices. Missed scheduled site visits, interruption in study drug supply, or other factors that may result in incomplete data being generated during a study as a result of the pandemic will be adequately documented and justified. Notwithstanding the foregoing, while we have such policies and procedures in place, we cannot ensure that they will be effective and as such, the COVID-19 pandemic could adversely impact our ongoing and future clinical trials, which could adversely impact our business and operations. For example, the Phase 2 RELIEF clinical trial of camlipixant for the treatment of RCC was prematurely completed due to the disruptions caused by COVID-19 and particularly the impact of COVID-19 on conducting clinical trial activities and performing site visits. As a result, 13 participants discontinued the trial due to COVID-19 with 52 participants having completed dosing out of 68 randomized participants. Three participants discontinued the trial due to reasons that were not related to COVID-19 or camlipixant.

The COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business will depend on future developments that are highly uncertain, such as the duration of the pandemic, the emergence of variants of COVID-19, such as the Delta or Omicron variants, travel restrictions and other public health measures, business closures or business disruptions, and the availability and effectiveness of vaccination and treatments for the disease.

We cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19 or the impact of the vaccines that are now accessible or will be made accessible in Canada, the United States and in other countries, but if we or any of the third parties with whom we engage, including the suppliers, regulators, contract research organizations and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. If the COVID-19 pandemic increases in severity and results in expanded or prolonged travel, commercial or other similar restrictions, we could experience supply, logistics or other disruptions, which could have a negative impact on our ability to conduct research and development (including clinical trials) or commercialize products. As a result of the COVID-19 pandemic, we may experience disruptions that could severely impact our business and clinical trials, including:

●	delays or difficulties enrolling and retaining participants in clinical trials, which may be exacerbated by the fact that coughing, a hallmark of RCC, and taste disturbance, a potential side effect of P2X3 receptor antagonists, are both common COVID-19 symptoms;
●	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical staff and clinical site investigators;
●	interruption of key clinical trial activities, such as clinical trial site data monitoring, or interruption of clinical trial procedures; which may impact the integrity of our clinical data, interim analysis and clinical study endpoints;
●	diversion of healthcare resources at our clinical trial sites, which may cause significant delay in completing clinical trials;
●	limitations on the quality, completeness and interpretability of data we are able to collect from clinical trial sites;
●	interruption or delays in the operations of regulatory authorities, which may in turn impact approval timelines;

●	interruption or delays in the operations of our suppliers of components or raw materials, such as the China-based third-party contract manufacturer that supplies the API for camlipixant, contract research organizations and other third parties as a result of staffing shortages, production slowdowns or stoppages, or other similar disruptions caused by the pandemic;
●	inability to raise additional capital to finance our business plans on attractive terms due to market conditions and volatility;
●	limitations in resources, including our employees, that may be restricted due to sickness requirements to avoid contact with large groups of people or limitations on movement or access to our facility as a result of government-imposed “shelter in place” or other reasons affecting access and ability to work;
●	changes in local regulations related to responses to the COVID-19 pandemic may require us to change the way we conduct our ongoing clinical trials, which may result in additional costs or disruptions to our clinical trials; and
●	refusal of the FDA or EMA to accept clinical trial data from clinical trials affected by the COVID-19 pandemic.

Depending on its duration and severity, the COVID-19 pandemic may also have the effect of heightening other risks described in the “Risk Factors” section of this AIF.

Changes in funding for, or disruptions to the operations of, the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products or take action with respect to other regulatory matters can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved, or for other actions to be taken, by relevant government agencies, which would adversely affect our business. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

In addition, since March 2020, when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume pre-pandemic levels of inspection activities, including routine surveillance, bioresearch monitoring and pre-approval inspections. Should the FDA determine that an inspection is necessary for approval of a marketing application and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the FDA has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or disruption to the operations of the FDA occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Similarly, a prolonged government shutdown or disruption to the operations of the USPTO could prevent the timely review of our patent applications, which could delay the issuance of any U.S. patents to which we might otherwise be entitled. Future government shutdowns and similar events could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Our internal computer systems, or those used by our contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our third parties on which we rely, are vulnerable to damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure or security breach to our knowledge to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.

The biopharmaceutical industry is subject to rapid technological change, which could affect the commercial viability of our products.

The biopharmaceutical industry is subject to rapid and significant technological change. Research, discoveries or inventions by others may result in medical insights or breakthroughs which render our products less competitive or even obsolete. Furthermore, there may be breakthroughs of new biopharmaceutical technologies which may become superior to ours that may result in the loss of our commercial advantage. Our future success will, in part, depend on our ability to, among others:

●	develop or license new technologies that address the changing needs of the medical community; and
●	respond to technological advances and changing industry standards and practices in a cost-effective and timely manner.

Developing technology entails significant technical and business risks and substantial costs. We cannot assure you that we will be able to utilize new technologies effectively or that we will be able to adapt our existing technologies to changing industry standards in a timely or cost-effective manner, or at all. If we are unable to keep up with advancements in technology, our business, financial conditions and results of operations could be materially adversely affected.

We incur increased costs as a result of operating as a public company in the United States and our management will be required to devote substantial time to new compliance initiatives.

As a public company, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act, we will incur significant legal, accounting and other expenses that we did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC, and Nasdaq, impose various other requirements on public companies, and we will need to spend time and resources to ensure compliance with our reporting obligations under Canadian securities laws, as well as our obligations in the United States. We ceased being an emerging growth company effective January 1, 2023.

Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. We therefore required an audit report on ICFR for the year ended December 31, 2022. To achieve compliance with Section 404, we document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and to continue to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented. Despite our efforts, there is a risk that neither us nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities required for public company more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Being a public company in the United States and complying with applicable rules and regulations makes it more expensive for us to obtain director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our Board of Directors.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

As a foreign private issuer under applicable U.S. federal securities laws, we are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the common shares are owned of record in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.  For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver.  Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership.  Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder.  Although we maintain a minimal deposit (0.4% of our total cash, cash equivalents and short-term investments including FDIC insured amount as of March 12, 2023) with SVB and are not a borrower or party to any such other instruments with SVB, Signature or any other financial institution currently in receivership, if any of our lenders or counterparties to any such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the Company, the financial institutions with which the Company has credit agreements or arrangements directly, or the financial services industry or economy in general.  These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry.  These factors could involve financial institutions or financial services industry companies with which the Company has financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations.  These could include, but may not be limited to, the following:

●	Delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;
●	Delayed or lost access to, or reductions in borrowings available under revolving existing credit facilities or other working capital sources and/or delays, inability or reductions in the company’s ability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;
●	Potential or actual breach of contractual obligations that require the Company to maintain letters of credit or other credit support arrangements;
●	Potential or actual breach of financial covenants in our credit agreements or credit arrangements;
●	Potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements; or
●	Termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all.  Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our customers or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition.  For example, a customer may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a customer or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on the Company, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any customer or supplier bankruptcy or insolvency, or the failure of any customer to make payments when due, or any breach or default by a customer or supplier, or the loss of any significant supplier relationships, could result in material losses to the Company and may have a material adverse impact on our business.

DIVIDENDS

We have not declared any dividends on common shares since our incorporation. Any future determination to pay dividends on our common shares will remain at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

As at March 23, 2023, we had 126,577,283 common shares issued and outstanding, all of which are fully paid and non-assessable, and 138,891,847 common shares on a fully diluted basis, including 12,314,564 stock options granted under the stock option plan.

Common Shares

Voting Rights.  Each of our common shares entitles its holder to notice of, and to one vote at, all meetings of our shareholders. Holders of our common shares are not entitled to cumulative voting.

Dividend Rights.  Each of our common shares carries an entitlement to receive dividends if, as and when declared by the Board. In the event of the liquidation, dissolution or winding-up of BELLUS Health, our net assets available for distribution to our shareholders will be distributed ratably among the holders of our common shares.

Applicable Limitations on Non-resident or Foreign Owners.  There are no applicable limitations on the right of non-resident or foreign owners to hold or vote our common shares imposed by foreign law or by our charter or other constituent documents.

Preferred Shares

No preferred shares are currently issued; however, they may be issued from time to time in one or more series, the terms of each series, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, to be determined at the time of creation of each such series by the Board without shareholder approval, provided that all preferred shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of our assets for the purpose of winding-up its affairs, pari passu among themselves and in priority to all common shares or shares of any class ranking junior to the preferred shares. Except as provided for in our articles of incorporation (as amended), the holders of preferred shares shall not be entitled to receive notice of meetings of our shareholders nor to attend thereat and shall not be entitled to vote at any such meeting.

MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the TSX and on Nasdaq. The following table sets forth, for the periods indicated, the reported high and low sales prices and the aggregate volume of trading of our common shares on the TSX and on Nasdaq.

	TSX
Period	High	Low	Volume
	(CDN$)	(CDN$)	(#)
January 2022	10.55	6.30	2,775,604
February 2022	9.40	7.23	2,357,964
March 2022	8.85	7.00	1,601,946
April 2022	11.29	8.46	2,040,624
May 2022	11.68	8.07	3,830,869
June 2022	13.25	9.18	2,040,276
July 2022	14.46	11.54	3,312,894
August 2022	16.24	12.07	2,939,518
September 2022	16.01	13.66	7,778,310
October 2022	14.94	12.31	1,956,180
November 2022	13.36	11.50	2,875,534
December 2022	13.97	10.97	1,499,670

	NASDAQ
Period	High	Low	Volume
	(US$)	(US$)	(#)
January 2022	8.21	4.98	22,294,330
February 2022	7.45	5.61	28,447,599
March 2022	7.11	5.45	10,156,932
April 2022	9.04	6.76	17,818,288
May 2022	9.09	6.35	17,888,269
June 2022	10.28	7.08	19,689,433
July 2022	11.10	8.76	30,281,479
August 2022	12.69	9.34	18,371,441
September 2022	12.23	10.07	13,608,956
October 2022	10.95	8.86	10,510,242
November 2022	9.93	8.45	13,130,775
December 2022	10.35	8.07	10,137,895

PRIOR SALES

No securities of the Company that are outstanding but not listed or quoted on a marketplace were issued during the financial year ended December 31, 2022.

DIRECTORS AND OFFICERS

As of March 23, 2023, the directors and executive officers, as a group, beneficially owned or exercised control or direction over an aggregate of 8,052,338 of the common shares representing 6.4% of the issued and outstanding common shares as at such date.

The following table states the names of all BELLUS Health’s directors and executive officers as at March 23, 2023, their municipality, province or state and country of residence, their age, their principal occupation during the past five years, their position and office held with the Company and the period during which each director has served as a director of the Company. All members of the Board of Directors will hold their positions until the next annual meeting of shareholders of the Company.

	Age			Period during
Name and Municipality	(at March 23,	Principal Occupation During		which served as a
of Residence	2023)	Past Five Years	Office	Director

Dr. Francesco Bellini, O.C. Wentworth-Nord, Quebec, Canada	75	Chairman of the Board of Picchio International Inc. (a management and holding company)	Chairman of the Board	2002-2023

Mr. Roberto Bellini Montreal, Quebec, Canada	43	President and Chief Executive Officer of the Company	Director	2009-2023

Dr. Youssef L. Bennani (1), (2) Lorraine, Quebec, Canada	62	Managing Partner of CTI Life Sciences Fund (3)	Director	2017-2023

Mr. Franklin M. Berger, CFA (1), (4) New York, New York, United States	73	Consultant	Director	2010-2023

Dr. Clarissa Desjardins Montreal, Quebec, Canada	56	CEO of Congruence Therapeutics (5)	Director	2017-2023

Mr. Pierre Larochelle (2), (4) Montreal, Quebec, Canada	51	Co-Managing Partner of Idealist Capital (6)	Director	2009-2023

Dr. William Mezzanotte (1) West Chester, Pennsylvania, United States	64	Executive Vice President, Head of R&D and Chief Medical Officer of CSL Behring (7)	Director	2021-2023

Mr. Joseph Rus (2), (4) Toronto, Ontario, Canada	77	Consultant	Director	2009-2023

Mr. Ramzi Benamar Gwynedd Valley, Pennsylvania, United States	50	Chief Financial Officer of the Company (8)	Chief Financial Officer	—

Catherine M. Bonuccelli, MD Wilmington, Delaware, United States	65	Chief Medical Officer of the Company (9)	Chief Medical Officer	—

Dr. Denis Garceau Montreal, Quebec, Canada	66	Chief Scientific Officer of the Company	Chief Scientific Officer	—

Dr. Andreas Orfanos Beaconsfield, Quebec, Canada	64	Chief Operating Officer of the Company (10)	Chief Operating Officer	—

Mr. Tony Matzouranis Montreal, Quebec, Canada	50	Senior Vice President, Business Development of the Company	Senior Vice President, Business Development	—

Mr. Sébastien Roy Montreal, Quebec, Canada	47	Partner, Davies Ward Phillips & Vineberg LLP (a law firm)	Corporate Secretary	—

NOTES:

(1)	Member of the Nominating and Corporate Governance Committee.
(2)	Member of the Compensation Committee
(3)

Dr. Bennani was appointed as venture partner in 2019 and Chief Scientific Officer in 2020 of adMare BioInnovations, the sole member of the Neomed Institute. Dr. Bennani was CEO of Find Therapeutics Inc from 2020 to February 2022. He was appointed managing partner of CTI Life Sciences Fund in 2021.

(4)	Member of the Audit Committee.
(5)	From 2012 to 2019, Dr. Desjardins was Chief Executive Officer of Clementia Pharmaceuticals, Inc. In May 2021, she was appointed CEO of Congruence Therapeutics.

(6)	From 2012 to December 2021, Mr. Larochelle was President and Chief Executive Officer of Power Energy Corporation. In January 2022, he was appointed co-managing partner of Idealist Capital.
(7)

Dr. Mezzanotte joined CSL Behring in 2017 as Senior Vice-President and Head of Clinical Development, and was Senior Vice-President and Head of Development from 2018 to 2019. Prior to CSL, Dr. Mezzanote was Vice-President and Therapeutic Area Head of Respiratory Medicine of Boehringer-Ingelheim from 2015 to 2017.

(8)

Mr. Benamar was appointed Chief Financial Officer on December 7, 2020. He was Chief Financial Officer of DBV Technologies S.A. from January to December 2020, Vice President and Head of Financial Planning and Analysis of Spark Therapeutics, Inc. from 2017 to 2020 and Head of R&D and G&A Finance for Purdue Pharmaceuticals, L.P. from 2015 to 2017.

(9)	Dr. Bonuccelli was appointed Chief Medical Officer on August 26, 2019. From 2015 to 2019, she was US Medical Affairs Respiratory Therapeutic Area Head for GSK.
(10)	Dr. Orfanos was appointed Chief Operating Officer on April 7, 2022. He was Chief Executive Officer of Innovacor from 2016 to April 2022.

COMMITTEES OF THE BOARD

The following is a description of the current committees of the Board:

Audit Committee

The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Company’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Company’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they may relate to matters of financial reporting, (iii) the independent auditors’ qualifications, independence and performance, and (iv) the performance of the Company’s internal audit function (if any). The current members of the Audit Committee are Mr. Pierre Larochelle (Chair), Mr. Franklin M. Berger and Mr. Joseph Rus.

Compensation Committee

The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Company’s employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well as making recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans, and overseeing succession planning. The members of the Compensation Committee are Mr. Joseph Rus (Chair), Dr. Youssef L. Bennani and Mr. Pierre Larochelle.

Nominating and Corporate Governance Committee

The mandate of the Nominating and Corporate Governance Committee is to develop and make recommendations to the Board with respect to corporate governance matters, including preparing and reviewing the Company’s disclosure with respect to corporate governance before such disclosure is submitted to the Board for approval. The Nominating and Corporate Governance Committee is also responsible for the review and periodic update of the Company’s corporate governance mandates, charters, policies and procedures, including its Code of Ethics, which governs the conduct of the Company’s directors, officers and other employees. Moreover, the Nominating and Corporate Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, make recommendations in that regard in order to ensure the composition of the Board facilitates effective decision-making.

In addition, the Nominating and Corporate Governance Committee’s mandate includes identifying individuals qualified to become members of the Board and making recommendations to the Board with respect to nominees to be put before shareholders at each annual meeting, as well as recommendations with respect to the process for board, committee and director assessment. In identifying potential candidates, the Committee seeks to put forward individuals it believes represent potentially suitable candidates and also solicits names of other potentially suitable candidates from the other members of the Board of Directors and from members of management. The Committee then considers the qualifications and qualities of each individual in light of the needs of the Board and of the Company and makes a recommendation to the Board on that basis.

The members of the Nominating and Corporate Governance Committee are Mr. Franklin Berger (Chair), Dr. Youssef L. Bennani and Dr. William Mezzanotte.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

From time to time during the normal course of business, we become party to legal proceedings. At the date hereof, we are not a party to proceedings that alone or in aggregate represent claims that could, in the judgment of management, be material to us on a consolidated basis.

On March 16, 2021, a Company stockholder, Carl D. Cachia (“Plaintiff”), filed a complaint against the Company and certain of its executive officers alleging claims under provisions of the Securities Exchange Act of 1934 (“Exchange Act”). On September 17, 2021, Plaintiff filed an amended class action complaint, individually and on behalf of all persons who purchased or otherwise acquired Company securities between September 5, 2019 and July 6, 2020, against the Company, certain of its executive officers, the principal investigator of the Company’s Phase 2a RELIEF trial, and the underwriters of the Company’s initial public offering in September 2019. The amended class action complaint alleges claims under the Exchange Act and the Securities Act of 1933 relating to disclosures concerning the Company’s Phase 2a RELIEF trial, and seeks compensatory damages, pre-judgment and post-judgment interest, as well as attorneys’ fees, expert fees, and any other reasonable costs and expenses.  On November 16, 2021, Plaintiff stipulated to dismissal of all claims against the underwriters without prejudice. Also on November 16, 2021, the Company and the named executive officers moved to dismiss the amended complaint. On January 7, 2022, the principal investigator of the Company’s Phase 2a RELIEF trial also moved to dismiss the amended complaint. On June 17, 2022, Plaintiff filed a motion for leave to amend his complaint, which all remaining defendants opposed. On September 21, 2022, the court granted all defendants’ motions to dismiss in full, dismissing all counts, denied Plaintiff’s motion for leave to amend his complaint, and ordered the case to be closed. On September 22, 2022, all of Plaintiff’s claims were dismissed and the case was closed. Plaintiff did not file a notice of appeal within the 30-day deadline for appeal.

On July 6, 2022, a Company stockholder, Jason Gallanti (the “Canadian Plaintiff”), filed a statement of claim before the Ontario Superior Court of Justice against the Company alleging negligent misrepresentation and claims under the Ontario Securities Act (“OSA”) and equivalent provincial securities legislation relating to disclosures concerning the Company’s Phase 2a RELIEF trial. The Canadian Plaintiff seeks certification of the action as a class proceeding on behalf of those who purchased the Company’s stock on the TSX, leave to pursue statutory claims under the OSA, compensatory damages, prejudgment and post-judgment interest, and costs of the action. Following the dismissal of the Plaintiff’s claim on September 22, 2022, the Canadian Plaintiff has filed, on January 27, 2023, a motion to discontinue his claim.

No provision has been made in the financial statements for the resolution of the above matters. Resolution of litigation could have an effect on our financial statements in the period that a determination is made, however, in management’s opinion, litigation matters are not currently projected to have a material adverse effect on our financial position.

In addition, during the year ended December 31, 2022, we were not subject to: any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; any penalties or sanctions imposed by a court or regulatory body that would be considered important by a reasonable investor; or any settlement agreements relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Consulting and Service Agreement

We have entered into a Consulting and Service Agreement with effect from January 1, 2010 with Picchio International providing for strategic advice on matters pertaining to the development and commercialization of pharmaceutical products to provide health solutions to address critical unmet needs. Under the terms of that agreement, Picchio International has assigned primary responsibility for providing such services to Dr. Francesco Bellini. For the services, a monthly retainer of CAD$20,833 is paid and Picchio International is reimbursed for its reasonable expenses incurred in the proper conduct of the services. During the fiscal period ended December 31, 2022, Picchio International received $295,000 (CAD$381,000) under the Consulting and Service Agreement.

AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Charter of the Audit Committee

The Charter of the Audit Committee is attached hereto as Schedule A.

Composition of the Audit Committee

Until the next annual meeting of shareholders of the Company, the Audit Committee is composed of Mr. Pierre Larochelle (Chair), Mr. Franklin M. Berger and Mr. Joseph Rus. Each of the members of the Audit Committee is financially literate and independent.

Relevant Education and Experience

Mr. Pierre Larochelle has an MBA from INSEAD and has experience in finance and finance-related matters through his work in banking and in a venture capital company specializing in biopharmaceutical and healthcare investments and his roles as President and Chief Executive Officer of Adaltis Inc., a publicly listed biotechnology company and as Vice President, Investments at Power Corporation of Canada, a diversified management and holding company. Mr. Franklin M. Berger, CFA, is a biotechnology industry analyst with over 25 years of experience in capital markets and financial analysis. He holds an M.B.A. from the Harvard Graduate School of Business Administration and an M.A. in International Economics and a B.A. in International Relations both from Johns Hopkins University. Mr. Joseph Rus has broad experience in the pharmaceutical industry as he held senior management positions in global pharmaceutical companies. He is a graduate of the Executive Marketing Program at the University of Western Ontario (Canada), as well as the International Program at the Institute of Management and Development of the University of Lausanne, Switzerland.

As such, all members of the Company’s Audit Committee understand the accounting principles the Company uses to prepare its financial statements and have the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves.

Messrs. Larochelle, Berger and Rus have an understanding of internal controls and procedures for financial reporting.

External Auditor Services Fees

We paid KPMG LLP (“KPMG”), our external auditors, the following fees in each of the last two fiscal periods (converted into US dollars at the average rate of the corresponding year).

ANNUAL AUDIT FEES

The following sets forth the aggregate fees for each of the last two fiscal periods for professional fees to KPMG for the audit of the annual financial statements and the audit of internal controls over financial reporting for 2022, the review of interim financial statements and work in connection with registration statements / prospectuses:

Fiscal year ended December 31, 2022	$488,757
Fiscal year ended December 31, 2021	$208,281

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal periods for French translation of documents:

Fiscal year ended December 31, 2022	$15,918
Fiscal year ended December 31, 2021	$27,230

TAX FEES

The following sets forth the aggregate fees in each of last two fiscal periods for professional services rendered by KPMG for tax compliance:

Fiscal year ended December 31, 2022	$26,859
Fiscal year ended December 31, 2021	$24,072

ALL OTHER FEES

The following sets forth the aggregate fees in each of the last two fiscal periods for products and services provided by the principal accountant not described above:

Fiscal year ended December 31, 2022	Nil

Fiscal year ended December 31, 2021	Nil

Our Audit Committee pre-approves every engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the Audit Committee.

TRANSFER AGENT AND REGISTRAR

In connection with our common shares, Computershare Investor Services Inc. is the Canadian transfer agent and registrar and Computershare Trust Company NA is the US transfer agent and registrar.

INTEREST OF AUDITORS

KPMG LLP has audited the Company’s consolidated statements of financial position as at December 31, 2022 and 2021, and the consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2022 and 2021. KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information regarding BELLUS Health may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in our management information circular for the most recent meeting of shareholders that involved the election of directors. Additional financial information is provided in our consolidated financial statements for the most recently completed financial year.

SCHEDULE A

AUDIT COMMITTEE CHARTER

BELLUS HEALTH INC.

ESTABLISHMENT OF THE AUDIT COMMITTEE

The establishment of the Audit Committee of the Board of Directors (the “Board”) of BELLUS Health Inc. (the “Company”) is hereby confirmed with the purpose, constitution and responsibilities described below.

THE PURPOSE OF THE AUDIT COMMITTEE

The purpose of the Audit Committee is to assist the Board in its oversight of, and recommend appropriate actions with respect to (i) the integrity of the Company’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Company’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they relate to matters of financial reporting, (iii) the independent auditor’s qualifications, independence and performance and (iv) the design, implementation and performance of the Company’s internal audit function, including the selection and assessment of any internal auditor service provider.

Management is responsible for (a) the preparation, presentation and integrity of the Company’s financial statements, (b) accounting and financial reporting principles and (c) the Company’s internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. The Company’s independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The Audit Committee members are not necessarily professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent auditor. The Audit Committee is not expected to certify that the independent auditor is “independent” under applicable rules. The Audit Committee serves a Board level oversight role where it oversees the relationship with the independent auditor, as set forth in this charter, and provides advice, counsel and general direction, as it deems appropriate, to management and the independent auditor on the basis of the information it receives, discussions with the auditor and the experience of the Audit Committee’s members in business, financial and accounting matters.

MEMBERSHIP

The Audit Committee shall consist of no fewer than three members of the Board, all of whom shall be appointed by the Board upon the recommendation of the Nominating and Corporate Governance Committee. Except as otherwise permitted by applicable law and the rules of the relevant regulatory authorities and stock exchanges, all of the members of the Audit Committee will be “independent directors” as defined under applicable law and the listing standards and applicable policies of The Toronto Stock Exchange (“TSX”) and The Nasdaq Global Market (“Nasdaq”) and such members of the Audit Committee shall meet the independence, experience and expertise requirements under applicable law and the listing standards and applicable policies of TSX and Nasdaq and applicable policies of the Board.

Appointment to the Audit Committee, and the designation of any Audit Committee members as “audit committee financial experts”, shall be made on an annual basis by the full Board upon recommendation of the  Nominating and Corporate Governance Committee. At least one member of the Audit Committee shall be a “financial expert”, as such term is defined by the U.S. Securities and Exchange Commission, and have, as determined by the Board, accounting or related financial management expertise.

COMPENSATION OF AUDIT COMMITTEE MEMBERS

No member of the Audit Committee may receive any compensation from the Company other than (i) director’s fees, which may be received in cash, common stock, equity-based awards or other in-kind consideration ordinarily available to directors, (ii) a pension or other deferred compensation for prior service that is not contingent on future service, and (iii) any other regular benefits that directors of peer companies may receive, all as determined from time to time by the  Compensation Committee and the Board.

AUDIT COMMITTEE STRUCTURE AND CONDUCT

The Board shall designate one member of the Audit Committee as its chairperson (the “Chairperson”). The Audit Committee shall meet at least once during each fiscal quarter, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Audit Committee or its Chairperson. At least annually, the Audit Committee will also meet separately with the independent auditors and/or the head of internal audit function (or, if applicable, internal audit service providers), without management present.

The Audit Committee shall meet at such times and places as it shall determine. The Audit Committee may invite such members of management, the independent auditor and other persons to its meetings as it may deem desirable or appropriate. Periodically, the Audit Committee shall meet in executive session amongst themselves, with the independent auditor, the internal auditor, if any, and management. The Chairperson of the Audit Committee shall report on Audit Committee activities to the full Board.

RESPONSIBILITIES

With respect to the independent auditor, the Audit Committee:

1.

is directly responsible for the appointment (and recommends to the Company’s Board of Directors and shareholders the appointment/ratification of the appointment of) and replacement, compensation, retention and oversight of the work of the Company’s independent auditor, including the resolution of any disagreement between management and the independent auditor; the independent auditor shall report directly to the Audit Committee.

2.

reviews and discusses, at least annually, the formal written statement from the independent auditor concerning any relationship between the independent auditor and the Company or any other relationships that may adversely affect the independence of the auditor, and actively engages in a dialogue with the independent auditors regarding any such disclosed relationships, and, based on such review, assesses the independence of the auditor and takes, or recommends that the Board take, appropriate action where necessary.

3.

obtains written confirmation from the independent auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants and as required by applicable law or standards of the Public Company Accounting Oversight Board (the “PCAOB”), or any successor body.

4.	reviews and evaluates the qualifications, performance and independence of the independent auditor, and makes recommendation to the Board whether to retain their services.
5.

establishes policies and procedures for the review and pre-approval by the Audit Committee of all auditing services and permissible non-audit services (including the fees and terms thereof), as required by applicable law or listing standards, to be performed by the independent auditor, with exceptions provided for de minimis amounts under certain circumstances as described by law.

6.

reviews and discusses with the independent auditor: (a) its audit plans and audit procedures, including the scope, fees and timing of the audit, and (b) the results of the annual audit examination and accompanying management letters.

7.

discusses and reviews with the independent auditor the year-end audited financial statements, the Management’s Discussion and Analysis (the “MD&A”) of operations and financial performance and the related press release.

8.

reviews and discusses with the independent auditor on (a) critical accounting policies used by the Company, (b) alternative accounting treatments in accordance with the International Financial Reporting Standards (the “IFRS”) related to material items that have been discussed with management, including the ramifications of the use of the alternative treatments and the treatment preferred by the independent auditor and (c) other material written communications between the independent auditor and management.

9.

reviews with the independent auditor its judgment as to the quality, not just the acceptability, of the Company’s accounting principles and such matters as are required to be discussed with the Audit Committee under generally accepted auditing standards.

10.

reviews and discusses management’s report on the effectiveness of the Company’s internal control over financial reporting and the Company’s independent registered public accounting firm’s report on the effectiveness of the Company’s internal control over financial reporting.

With respect to other matters, the Audit Committee:

11.	reviews annually its Charter, prepares and approves a conforming annual work plan to ensure all tasks are duly executed.
12.

discusses and reviews with management quarterly financial statements, the year-end audited financial statements, the MD&A and related press release before the Company publicly discloses this information; and recommends to the Board that these documents be approved.

13.

reviews and discusses with management the Company’s major risks, including those affecting its financial reporting, information management and information technology as well as the steps management has taken to monitor and control such risks.

14.	reviews and has prior-approval authority for related-party transactions (as defined in the relevant TSX and Nasdaq requirements).
15.

reviews and discusses with management, the Chief Financial Officer (or that person fulfilling the functions of the Chief Financial Officer) and the internal auditor, if any: (a) the adequacy and effectiveness of selected internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent auditor or management), (b) the Company’s internal audit procedures, where applicable, and (c) the adequacy and effectiveness of selected disclosure controls and procedures, and management reports thereon.

16.	requires management to prepare accurate financial reports, maintain appropriate internal controls, perform appropriate risk management, develop and apply proper practices and financial policies;
17.	reviews and approves the Company’s financial policies.
18.	reviews and concurs in the appointment, replacement, reassignment or dismissal of the internal auditor, if any.
19.	reviews and approves the internal auditor’s annual audit planning report, reviews its progress reports on a quarterly basis and evaluates its performance annually.
20.

establishes procedures for the receipt, retention and treatment by the Company of complaints regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

21.	establishes policies for the hiring of employees/partners and former employees/partners of the present and former independent auditor.
22.

when appropriate, designates one or more of its members to perform certain of its duties on its behalf, subject to such reporting to or ratification by the Audit Committee as the Audit Committee shall direct.

23.

ensures that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the information described in paragraph 12 above, and must periodically assess the adequacy of those procedures.

24.	performs financial analysis as required from time to time by the Board and provide advice.
25.

discusses with management and the independent auditors any other matters required to be communicated to the Audit Committee by the independent auditors under applicable standards of the PCAOB or applicable law or listing standards.

26.	consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements.

PERFORMANCE EVALUATION

The Audit Committee will engage in periodic self-assessments with the goal of continuing improvement, and will report to the Board annually on the performance of the Audit Committee against its mandate; will annually review and reassess the adequacy of its charter, and recommend any changes to the Board, where appropriate.

RESOURCES AVAILABLE TO THE AUDIT COMMITTEE

The Audit Committee shall have the authority to engage independent legal, accounting and other advisers, as it determines necessary to carry out its duties. The Audit Committee shall have sole authority to approve related fees and retention terms.

The Company shall provide funding, as determined appropriate by the Audit Committee and in the Audit Committee’s sole authority, for payment of:

1.	Compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company;

2.	Compensation to any advisers employed by the Audit Committee, as it determines necessary to carry out its duties; and
3.	Ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out the Audit Committee’s duties.

DIRECT COMMUNICATION WITH THE AUDIT COMMITTEE

The Chairperson of the Audit Committee is to be contacted directly by the Chief Financial Officer (or that person fulfilling the functions of the Chief Financial Officer), the internal auditor or the independent auditor: (1) to review items of a sensitive nature that can impact the accuracy of financial reporting, or (2) to discuss significant issues relative to the overall Board’s responsibility that have been communicated to management but, in their judgment, may warrant follow-up by the Audit Committee.